Exhibit 99.1



Kingsoft Cloud Holdings Limited
金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)
Stock Code : 3896

2025

Interim Report

Contents



Company Information

BOARD OF DIRECTORS

Chairman and non-executive Director

Mr. Lei Jun (雷軍)

Executive Directors

Mr. Zou Tao (鄒濤) *(Vice Chairman)*
Mr. He Haijian (何海建)
  (resigned on June 30, 2025)

Non-executive Directors

Mr. Zhang Duo (張鐸)
  (appointed on June 9, 2025)
Mr. Feng Honghua (馮宏華)
  (resigned on June 9, 2025)

Independent non-executive Directors

Mr. Yu Mingto (喻銘鐸)
Mr. Wang Hang (王航)
Ms. Qu Jingyuan (曲靜淵)

AUDIT COMMITTEE

Mr. Yu Mingto (喻銘鐸) *(Chairman)*
Ms. Qu Jingyuan (曲靜淵)
Mr. Wang Hang (王航)

COMPENSATION COMMITTEE

Ms. Qu Jingyuan (曲靜淵) *(Chairlady)*
Mr. Lei Jun (雷軍)
Mr. Yu Mingto (喻銘鐸)

NOMINATION COMMITTEE

Mr. Lei Jun (雷軍) *(Chairman)*
Ms. Qu Jingyuan (曲靜淵)
Mr. Yu Mingto (喻銘鐸)
Mr. Wang Hang (王航)

CORPORATE GOVERNANCE COMMITTEE

Mr. Zou Tao (鄒濤) *(Chairman)*
Ms. Qu Jingyuan (曲靜淵)
Mr. Zhang Duo (張鐸)
  (appointed on June 9, 2025)
Mr. Feng Honghua (馮宏華)
  (resigned on June 9, 2025)
Mr. He Haijian (何海建)
  (resigned on June 30, 2025)

COMPANY SECRETARY

Ms. So Ka Man (蘇嘉敏)

AUTHORIZED REPRESENTATIVES

Mr. Zou Tao (鄒濤)
Ms. So Ka Man (蘇嘉敏)

HEADQUARTER AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

Building D, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District
Beijing, 100085
PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1928, 19/F
Lee Garden One
33 Hysan Avenue
Causeway Bay, Hong Kong

REGISTERED OFFICE IN THE CAYMAN ISLANDS

Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

AUDITOR

Ernst & Young
Certified Public Accountants
Registered Public Interest Entity Auditor
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong

Company Information

LEGAL ADVISORS

As to Hong Kong law and United States law
Davis Polk & Wardwell
10th Floor
The Hong Kong Club Building
3A Chater Road
Hong Kong

As to PRC law
Fangda Partners
27/F, North Tower, Beijing Kerry Centre
1 Guanghua Road, Chaoyang District
Beijing
PRC

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

PRINCIPAL BANK

Industrial and Commercial Bank of China (Asia) Limited
34/F, ICBC Tower
3 Garden Road Central
Hong Kong

STOCK CODE

3896

NASDAQ STOCK TICKER

KC

COMPANY'S WEBSITE

ksyun.com

Key Highlights

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2025

	For the six months ended June 30,		Year-on-year
	2024	**2025**	Change
	RMB'000	***RMB'000***	*%*
Revenues	3,667,464	**4,319,204**	17.8%
Gross profit	611,600	**657,163**	7.4%
Loss before income taxes	(725,814)	**(761,389)**	4.9%
Net loss	(717,334)	**(772,973)**	7.8%
Net loss attributable to Kingsoft Cloud Holdings Limited	(712,586)	**(771,391)**	8.3%

NON-GAAP FINANCIAL MEASURES

The unaudited interim condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). In evaluating our business, we have considered and used certain non-GAAP financial measures, including Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating loss, Non-GAAP operating loss margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP financial measures may differ from those used by other companies, including peer companies, and therefore their comparability may be limited.



Key Highlights

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Measures)

We define Non-GAAP gross profit as gross profit excluding share-based compensation expenses allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. The following tables reconcile our Non-GAAP gross profit (margin) (Non-GAAP Financial Measures) for the six months ended June 30, 2024 and 2025 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the six months ended June 30,		
	2024 *RMB'000*	**2025** **_RMB'000_**	**2025** **_US$'000_**
Gross profit	611,600	**657,163**	**91,737**
Adjustments:			
– Share-based compensation expenses (allocated in cost of revenues)	10,890	**21,077**	**2,942**
Adjusted gross profit (Non-GAAP Financial Measure)	622,490	**678,240**	**94,679**

	For the six months ended June 30,	
	2024	**2025**
Gross margin	16.7%	**15.2%**
Adjusted gross margin (Non-GAAP Financial Measure)	17.0%	**15.7%**

Key Highlights

Adjusted Net Loss (Margin), Adjusted EBITDA (Margin) and Adjusted Operating Loss (Margin) (Non-GAAP Financial Measures)

We define Non-GAAP net loss as net loss excluding share-based compensation expenses and foreign exchange loss, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax (benefit) expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We define Non-GAAP operating loss as operating loss excluding share-based compensation expenses and amortization of intangible assets, and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure), adjusted EBITDA (margin) (Non-GAAP Financial Measure) and adjusted operating loss (margin) (Non-GAAP Financial Measure) for the six months ended June 30, 2024 and 2025 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the six months ended June 30,		
	2024 *RMB'000*	**2025** ***RMB'000***	**2025** ***US$'000***
Net Loss	(717,334)	**(772,973)**	**(107,901)**
Adjustments:			
– Share-based compensation expenses	149,244	**251,467**	**35,103**
– Foreign exchange loss	49,736	**30,475**	**4,254**
Adjusted net loss (Non-GAAP Financial Measure)	(518,354)	**(491,031)**	**(68,544)**
Adjustments:			
– Interest income	(18,315)	**(16,466)**	**(2,299)**
– Interest expense	110,480	**207,566**	**28,975**
– Income tax (benefit) expense	(8,480)	**11,584**	**1,617**
– Depreciation and amortization	528,450	**1,012,922**	**141,398**
Adjusted EBITDA (Non-GAAP Financial Measure)	93,781	**724,575**	**101,147**
– Gain on disposal of property and equipment	(23,821)	**(7,818)**	**(1,091)**
Excluding gain on disposal of property and equipment, normalized Adjusted EBITDA	69,960	**716,757**	**100,056**

Key Highlights

	For the six months ended June 30,		
	2024 *RMB'000*	**2025** ***RMB'000***	**2025** ***US$'000***
Operating loss	(551,726)	**(561,188)**	**(78,338)**
Adjustments:			
– Share-based compensation expenses	149,244	**251,467**	**35,103**
– Amortization of intangible assets	86,932	**87,532**	**12,219**
Adjusted operating loss (Non-GAAP Financial Measure)	(315,550)	**(222,189)**	**(31,016)**
– Gain on disposal of property and equipment	(23,821)	**(7,818)**	**(1,091)**
Excluding gain on disposal of property and equipment, normalized Adjusted operating loss	(339,371)	**(230,007)**	**(32,107)**

	For the six months ended June 30,	
	2024	**2025**
Net loss margin	-19.6%	**-17.9%**
Adjusted net loss margin (Non-GAAP Financial Measure)	-14.1%	**-11.4%**
Adjusted EBITDA margin (Non-GAAP Financial Measure)	2.6%	**16.8%**
Normalized Adjusted EBITDA margin	1.9%	**16.6%**
Adjusted operating loss margin (Non-GAAP Financial Measure)	-8.6%	**-5.1%**
Normalized Adjusted operating loss margin	-9.3%	**-5.3%**

Business Review and Outlook

BUSINESS REVIEW FOR THE REPORTING PERIOD

We continue to uphold the principle of high-quality and sustainable development and "build success based on technology and innovation". We forge our reputation throughout the entire business process with customer centricity, while enhancing our business and operations management.

During the Reporting Period, total revenues reached RMB4,319.2 million (US$602.9 million), increased by 17.8% from RMB3,667.5 million in the same period last year. The increase was mainly due to the strong revenue growth of AI-related customers, our expansion in enterprise cloud projects and partially offset by our proactive scale-down of services for content delivery network (CDN) customers. Revenues from public cloud services were RMB2,978.8 million (US$415.8 million) and revenues from enterprise cloud services were RMB1,340.4 million (US$187.1 million). Gross profit was RMB657.2 million (US$91.7 million), increased by 7.4% from RMB611.6 million in the first half of 2024. Gross margin was 15.2%, compared with 16.7% in the same period of 2024. Non-GAAP gross profit was RMB678.2 million (US$94.7 million), increased by 9.0% from RMB622.5 million in the same period of 2024. Non-GAAP gross margin was 15.7%, compared with 17.0% in the same period of 2024. Adjusted EBITDA achieved RMB724.6 million (US$101.1 million), significantly increased by 672.6% from RMB93.8 million in the same period of 2024. Adjusted EBITDA margin was 16.8%, increased by 14.2 percentage points from 2.6% in the same period of 2024.

PRODUCTS AND INDUSTRY-SPECIFIC SOLUTIONS

We provide a full suite of cloud products based on our extensive infrastructure, and develop our industry solutions based on the same suite of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware, SaaS applications, AI capabilities and deployment services, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery.

We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers' feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have designed industry-specific solutions covering a wide spectrum of industry verticals, including Internet, public service, healthcare, financial service and enterprise service, among others.



Business Review and Outlook

While upholding the principle of "building success based on technology and innovation", we constantly iterate our products at a fast pace to create a top-notch customer experience with our core products. During the Reporting Period, the ninth generation cloud servers C9a and X9a have officially been released, powered by a brand new processor that significantly enhances performance to meet the diverse computing scenario requirements of customers. This includes AI inference scenarios such as natural language processing and recommendation algorithms, as well as high throughput and high concurrency scenarios for financial trading systems and e-commerce flash sales, along with high-performance, low-latency gaming environments. The Starflow ("**Xingliu**") Training and Inference Platform has also been officially launched, providing users with a one-stop model training and inference task management platform, integrating high-quality open-source large language models such as Xiaomi MIMO, Kimi, Deepseek, and Qwen3, further expanding the ecosystem of the training and inference platform and assisting sectors such as public services, financial services, and the internet in achieving AI upgrades. In addition, the high-performance file storage KPFS2.0, dedicated clusters for cloud databases, and the Hanhai large model platform have also been launched. We continue to support the digital transformation and upgrading of the industry through a rich array of products and high-quality services.

INFRASTRUCTURE

Our distributed infrastructure is the foundation of our technology. As of June 30, 2025, we owned two data centers and around 110,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase and lease servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include Internet Data Center (IDC) operators, telecommunication operators, server providers and network consumables suppliers in China.

Looking forward, we will keep embracing the increasing cloud demands brought by AI training and inference, improving our efficiencies and optimizing our resources in an effort to improve overall profitability, sustainability and long-term competitive edge.



Business Review and Outlook

RESEARCH AND DEVELOPMENT

We build our success based on technology and innovations. We stay committed to cloud-native technology development and have built up customer-centric research and development capabilities. To fulfill business needs of customers, we have been promoting seamless collaboration between solution development and service team and research and development team. With first-hand observations of customers' business, we are able to respond and tailor our solutions to address their needs in a timely manner. Leveraging our industry know-how, we also preemptively develop solutions to optimize customer experiences. Our technology platform acts as the foundation for product development and innovation to continuously address the evolving business needs of our customers, enabling us to constantly enhance customer engagement.

We continue to execute our Beijing-Wuhan Dual Research Center strategy. The strategic geographical distribution will contribute to the further success in talent acquisition and retention. Through campus recruitment, social recruitment, and the "Kingsoft Cloud Star Campus" project, we are rapidly expanding our talent pool. By the end of 2024, the total number of employees (including interns and outsourced employees) of Kingsoft Cloud's Wuhan R&D Center has exceeded 620. Looking forward, Wuhan Research Center will be vital to foster a broader talent pool and enhance our technology innovation.

During the Reporting Period, our research and development expenses were RMB420.5 million (US$58.7 million) and our research and development personnel reached 1,094 as of June 30, 2025.

BUSINESS OUTLOOK

Looking ahead to the second half of the year, we will maintain our high-quality and sustainable development strategy. We will keep investing into technology and enhance our AI capabilities in all aspects. Meanwhile, we will actively embrace the cloud demands from Xiaomi and Kingsoft Ecosystem in the AI era. We aim to create value for our customers, shareholders, employees and society continually.



Management Discussion and Analysis

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,		
	2024 *RMB*	**2025** **RMB**	**2025** **US$**
Revenues:			
Public cloud services	2,421,912	**2,978,788**	**415,823**
Enterprise cloud services	1,245,400	**1,340,416**	**187,115**
Others	152	**–**	**–**
Total revenues	3,667,464	**4,319,204**	**602,938**
Cost of revenues	(3,055,864)	**(3,662,041)**	**(511,201)**
Gross profit	611,600	**657,163**	**91,737**
Operating expenses:			
Selling and marketing expenses	(242,460)	**(276,334)**	**(38,575)**
General and administrative expenses	(484,944)	**(521,562)**	**(72,807)**
Research and development expenses	(435,922)	**(420,455)**	**(58,693)**
Total operating expenses	(1,163,326)	**(1,218,351)**	**(170,075)**
Operating loss	(551,726)	**(561,188)**	**(78,338)**
Interest income	18,315	**16,466**	**2,299**
Interest expense	(110,480)	**(207,566)**	**(28,975)**
Foreign exchange loss	(49,736)	**(30,475)**	**(4,254)**
Other (loss) gain, net	(16,036)	**4,864**	**679**
Other (expense) income, net	(16,151)	**16,510**	**2,305**
Loss before income taxes	(725,814)	**(761,389)**	**(106,284)**
Income tax benefit (expense)	8,480	**(11,584)**	**(1,617)**
Net loss	(717,334)	**(772,973)**	**(107,901)**
Less: net loss attributable to non-controlling interests	(4,748)	**(1,582)**	**(221)**
Net loss attributable to Kingsoft Cloud Holdings Limited	(712,586)	**(771,391)**	**(107,680)**

Management Discussion and Analysis

Total Revenues reached RMB4,319.2 million (US$602.9 million), representing an increase of 17.8% from RMB3,667.5 million in the same period of 2024. The increase was mainly due to the strong revenue growth of AI-related customers, our expansion in enterprise cloud projects and partially offset by our proactive scale-down of services for content delivery network (CDN) customers.

- Revenues from public cloud services increased by 23.0% to RMB2,978.8 million (US$415.8 million), compared with RMB2,421.9 million in the same period of 2024. The year-over-year increase was mainly due to the growth of AI-related services.

- Revenues from enterprise cloud services were RMB1,340.4 million (US$187.1 million), representing an increase of 7.6% from RMB1,245.4 million in the same period of 2024. The year-over-year increase was mainly driven by the increasing IT demands and our capability to replicate industry solutions to vertical customers.

- Other revenues were nil, compared with RMB0.2 million in the same period of 2024.

Cost of revenues was RMB3,662.0 million (US$511.2 million), representing an increase of 19.8% from RMB3,055.9 million in the same period of 2024. We continue to enhance our cost control measures. IDC costs increased by 1.9% year-over-year from RMB1,496.8 million to RMB1,525.9 million (US$213.0 million) in the first half of 2025. The increase was mainly due to the growing demands for infrastructure, which was in line with our AI business expansion, as well as the basic cloud growth brought by AI. Depreciation and amortization costs increased by 107.0% from RMB449.5 million to RMB930.5 million (US$129.9 million) in the first half of 2025. The increase was mainly due to the procurement of new servers to support AI-related services. Solution development and services costs increased by 14.1% from RMB937.1 million to RMB1,069.0 million (US$149.2 million) in the first half of 2025. Fulfilment costs and other costs were RMB28.9 million (US$4.0 million) and RMB107.7 million (US$15.1 million), respectively in the first half of 2025.

Gross profit was RMB657.2 million (US$91.7 million), representing an increase of 7.4% from RMB611.6 million of the same period of 2024. The improvement was mainly due to our faster expansion of revenue scale and optimized revenue mix. **Gross margin** was 15.2%, compared with 16.7% in the same period of 2024. The decrease was mainly due to the higher costs of servers along with the expansion of AI business, as well as the upfront costs incurred for certain customers' further revenue activity. **Non-GAAP gross profit** was RMB678.2 million (US$94.7 million), compared with RMB622.5 million in the same period of 2024. **Non-GAAP gross margin** was 15.7%, compared with 17.0% in the same period of 2024.



Management Discussion and Analysis

Total operating expenses were RMB1,218.4 million (US$170.1 million), compared with RMB1,163.3 million in the same period of 2024. Among which:

- **Selling and marketing expenses** were RMB276.3 million (US$38.6 million), compared with RMB242.5 million in the same period of 2024. The year-over-year increase was mainly due to the increase of share-based compensation.

- **General and administrative expenses** were RMB521.6 million (US$72.8 million), compared with RMB484.9 million in the same period of 2024. The increase was mainly due to the increase of personnel costs and share-based compensation, and partially offset by the decrease of credit loss expenses.

- **Research and development expenses** were RMB420.5 million (US$58.7 million), decreased from RMB435.9 million in the same period of 2024, which was mainly due to the decrease of research and development personnel due to strategic structure adjustment, as well as our strategic relocation of research and development team from Beijing to Wuhan.

Operating loss was RMB561.2 million (US$78.3 million), compared with operating loss of RMB551.7 million in the same period of 2024.

Net loss was RMB773.0 million (US$107.9 million), increased compared with net loss of RMB717.3 million in the same period of 2024. The increase was mainly due to the increase in operating loss, as well as the increase of interest expense.

Non-GAAP net loss was RMB491.0 million (US$68.5 million), decreased compared with net loss of RMB518.4 million in the same period of 2024.

Non-GAAP EBITDA arrived at RMB724.6 million (US$101.1 million), increased by 672.6% from RMB93.8 million in the same period of 2024. **Non-GAAP EBITDA margin** was 16.8% in the first half of 2025, compared with 2.6% in the same period of 2024.

Basic and diluted net loss per share was RMB0.20 (US$0.03), compared with RMB0.20 in the same period of 2024.

Management Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, proceeds from follow-on offering and concurrent private placement with Kingsoft Corporation in 2025, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors.

As of June 30, 2025, substantially all of our cash and cash equivalents were located in the Mainland China and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of June 30, 2025, our cash and cash equivalents amounted to RMB5,464.1 million (US$762.8 million), representing an increase of 106.3% from RMB2,648.8 million of December 31, 2024.

BORROWINGS

Particulars of borrowings from third parties and related parties of the Group as of June 30, 2025 are set out in Note 9 to the unaudited interim condensed consolidated financial statements.

PLEDGE OF ASSETS

The Company had pledged electronic equipment and receivables with a carrying amount of RMB2,636.3 million (US$368.0 million) for obtaining borrowings as of June 30, 2025, compared with the electronic equipment and receivables pledged with a carrying amount of RMB2,504.1 million for obtaining borrowings as of December 31, 2024. As of June 30, 2025 and December 31, 2024, the current portion of such borrowings were RMB1,884.1 million (US$263.0 million) and RMB1,803.9 million, and the non-current portion of the borrowings were RMB1,429.2 million (US$199.5 million) and RMB932.8 million, respectively.

FOREIGN EXCHANGE EXPOSURE

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

GEARING RATIO

As at 30 June 2025, the Group's gearing ratio, representing total liabilities divided by total assets, was 71.6%, compared with 68.7% as at 31 December 2024.

MATERIAL INVESTMENTS

As of June 30, 2025, the Group did not hold any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of June 30, 2025). As of June 30, 2025, the Group did not have any future plans for material investments and capital assets.

Management Discussion and Analysis

CONTINGENT LIABILITIES

As of June 30, 2025, the Group did not have any material contingent liabilities.

MATERIAL ACQUISITION AND DISPOSALS

The Group did not conduct any material acquisitions and disposals of subsidiaries, consolidated affiliated entities, associates, and joint ventures during the Reporting Period.

EMPLOYEES AND REMUNERATION POLICIES

The Company had 13,868 employees as of June 30, 2025, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function:

Function	Number of Employees	Percentage
Research and development	1,094	8%
Sales and marketing	357	3%
General and administrative	751	5%
Solution development and services	11,666	84%
Total	**13,868**	**100.0%**

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We maintain continuous investment in talent development, focusing on strategic reserves of cloud computing and AI specialists. We have established three-layer talents structure and provide various training programs, from senior management, "high-potential" talents to campus recruits. Guided by our principle of "High quality and sustainable development", we continuously shape our culture of "People-oriented, technology-driven, reputation-first, and governance-focused".

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

The employee benefit expenses for the six months ended June 30, 2025 were approximately RMB263.1 million (US$36.7 million), compared with RMB214.3 million for the six months ended June 30, 2024.

Other Information

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2025, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code are as follows:

Interest in Shares and Underlying Shares

Name	Nature of Interest	Number of Issued Shares	Number of Shares underlying Outstanding Options/RSUs Granted	Approximate Percentage of Shareholding of the Issued Share Capital of the Company[2] (%)
Mr. Lei Jun[3]	Interest in controlled corporation	466,161,000 (L)	Nil	11.12
Mr. Zou Tao	Beneficial interest	2,000,000 (L)	Nil	0.05

Notes:

(1)   The letter "L" denotes a long position in the Shares.

(2)   Calculated on basis of the total number of issued Shares as of June 30, 2025, being 4,193,784,801 Shares.

(3)   Mr. Lei Jun has the majority voting power in Xiaomi and is deemed to be interested in those Shares held by Xiaomi under the SFO.

Save as disclosed above, none of the Directors or chief executive of the Company and their associates, had interest or short positions in shares, underlying shares or debentures of the Company or its associated corporations as at June 30, 2025.

Other Information

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2025, the following persons (other than the Directors and chief executive of the Company whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares	Approximate Percentage of Shareholding of the Issued Share Capital of the Company[2] (%)
Kingsoft Corporation	Beneficial owner	1,492,621,584 (L)	35.59
The Bank of New York Mellon Corporation[3]	Interest of controlled corporation	421,509,458 (L)	10.05
		418,886,535 (S)	9.99
		2,582,923 (Lending Pool)	0.06
Xiaomi[4]	Beneficial owner	414,376,000 (L)	9.88
	Interest of controlled corporation	51,785,000 (L)	1.23

Notes:

(1) The letter "L" denotes a long position in the Shares and the letter "S" denotes a short position in the Shares.

(2) Calculated on basis of the total number of issued Shares as of June 30, 2025, being 4,193,784,801 Shares.

(3) The Bank of New York Mellon was wholly owned by The Bank of New York Mellon Corporation. As such, The Bank of New York Mellon Corporation was deemed to be interested in the 421,509,458 Shares (L) and 418,886,535 Shares (S) held by The Bank of New York Mellon.

(4) 414,376,000 Shares were held by Xiaomi beneficially. 51,785,000 Shares were held by Xiaomi through its indirectly wholly owned subsidiary, Green Better Limited.

Save as disclosed above, as of June 30, 2025, no person, other than the Directors and chief executive of the Company whose interests are set out in the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares or underlying Shares which would fall to be recorded in the registry required to be kept by the Company pursuant to Section 336 of the SFO.

Other Information

EQUITY INCENTIVE PLANS

2013 Share Option Scheme

The 2013 Share Option Scheme was adopted on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. No further grant of any share options under the 2013 Share Option Scheme will be made after the Hong Kong Listing Date.

Purpose

The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity.

Eligible Participants

Employees, whether full time or part time, of our Company, its subsidiaries or any invested entity, being an entity in which the Group directly or indirectly holds 20% or more equity interest, are eligible to participate in the 2013 Share Option Scheme.

Number of Shares Available for Issue

The total number of shares available for issue under the 2013 Share Option Scheme is 15,165,812, representing approximately 0.36% of the total issued Shares as at the Latest Practicable Date.

Individual Limit

Where any further grant of share options to a participant would result in the total number of Shares issued and to be issued upon exercise of all the share options granted and to be granted to such person (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1 percent of the total number of Shares in issue, such further grant must be separately approved by the shareholders of the Company and Kingsoft Corporation in general meeting with such participant and his associated abstaining from voting.

Exercise Period

Subject to the terms of the 2013 Share Option Scheme, a share option may be exercised in whole or in part in accordance with the terms and conditions upon which such share option is granted. Share options complying with the provisions of the Hong Kong Listing Rules which are granted during the duration of the scheme and remain unexercised immediately prior to the end of the ten-year period shall continue to be exercisable in accordance with their terms of grant within the validity period for which such share options are granted, notwithstanding the expiry of the scheme.

Other Information

Vesting Schedule

The Board shall determine the schedule for the vesting of Shares comprised in the share options on the offer date.

Amount Payable on Application or Acceptance of the Option

No consideration is payable on acceptance of each grant of share options.

Subscription Price

The subscription price in respect of any particular share option shall be such price as determined by the Board in its absolute discretion at the time of making of the offer (which shall be stated in the offer letter).

Remaining Life of the Scheme

The 2013 Share Option Scheme shall be valid and effective for a period of ten years from February 27, 2013. As at the Latest Practicable Date, the duration of the 2013 Share Option Scheme has expired but the provisions of the scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any share options (to the extent not already exercised) granted prior to the termination or otherwise as may be required in accordance with the provisions of the scheme.



Other Information

2013 Share Award Scheme

The 2013 Share Award Scheme was adopted on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. No further grant of any share awards under the 2013 Share Award Scheme will be made after the Hong Kong Listing Date.

Purpose

The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity.

Eligible Participants

Employees, whether full time or part time, of our Company, subsidiaries or any entity in which the Company and its subsidiaries hold any equity interest are eligible to participate in the 2013 Share Award Scheme.

Number of Shares Available for Issue

The total number of shares available for issue under the 2013 Share Award Scheme is 12,622,128, representing approximately 0.3% of the total issued Shares as at the Latest Practicable Date.

Individual Limit

There is no limit as to maximum entitlement of each participant under the 2013 Share Award Scheme.

Vesting Schedule

Unless otherwise determined by the Board at its sole discretion, the awarded shares shall vest in accordance with the award notice, provided that the selected employee remains at all times after the reference date and on the relevant vesting dates (if applicable) an eligible person.

Amount Payable on Application or Acceptance of the Share Award and Purchase Price

Subject to the provision of the 2013 Share Award Scheme, the Board may impose any conditions, restrictions or limitations (including but not limited to consideration payable on application or acceptance of share award and purchase price) in relation to the award from time to time as it may at its absolute discretion think fit.

Remaining Life of the Scheme

The 2013 Share Award Scheme shall be valid and effective for a period of ten years from February 22, 2013. As at the Latest Practicable Date, the 2013 Share Award Scheme has expired but the provisions of the scheme shall remain in full force and effect to the extent necessary to give effect to any awarded shares not vested but granted prior to the termination of the scheme or otherwise as may be required in accordance with the provisions of the scheme.

Other Information

2021 Share Incentive Plan

The 2021 Share Incentive Plan was adopted on November 15, 2021. Amendments to the 2021 Share Incentive Plan were approved by the Board on December 20, 2022, and took effect upon Hong Kong Listing.

Purpose

The purpose of the 2021 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of the directors and employees of the Group, and the service providers of the Group to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The 2021 Share Incentive Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the directors and employees of the Group, and the service providers of the Group upon whose judgment, interest and special effort the successful conduct of the Company's operation is largely dependent.

Eligible Participants

Any individual or entity, who is:

(a) an employee (whether full-time or part-time), director or officer of any member of our Group, including persons who are granted awards under the 2021 Share Incentive Plan as an inducement to enter into employment contracts with any member of our Group;

(b) an employee (whether full-time or part-time), director or officer of: (i) a holding company; (ii) subsidiaries of the holding company other than members of our Group; or (iii) any company which is an associate of our Company;

(c) providing services to our Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of our Group (the "**Service Provider Participants**"); or

(d) trusts or entities established in connection with any employee benefit plan of the Company (including the 2021 Share Incentive Plan) for the benefit of a participant

as determined by the Board or its delegate(s) from time to time to be entitled to participate in the 2021 Share Incentive Plan.

In particular, Service Provider Participants include:

(a) Professional consultancy firms or individuals with expertise in the technical services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry, who, or are anticipated to be going forward, a significant business partner, or otherwise significant to our Group's business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by our Group, or otherwise will contribute significantly to the growth of our Group's financial or business performance, based on quantitative performance indicators to be determined by the Board or the Compensation Committee on a case-by-case basis. Such consultants may be able to collaborate with our Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with our Group; and

Other Information

(b) Consultants, such as professors, academics and reputable industry expert with distinguished backgrounds and expertise in technical services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry, who, or are anticipated to be going forward, a significant business partner, or otherwise significant to our Group's business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by our Group, or otherwise will contribute significantly to the growth of our Group's financial or business performance, based on quantitative performance indicators to be determined by the administrator or the Compensation Committee on a case-by-case basis. Such consultants may be able to collaborate with our Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with our Group.

However, no individual who is resident in a place where the grant, acceptance or exercise of options and/or awards pursuant to the 2021 Share Incentive Plan is not permitted under the laws and regulations of such place or where, in the view of the administrator or the Compensation Committee, compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such individual, is eligible to be offered or granted options and/or awards. For the avoidance of doubt, placing agents or financial advisors providing advisory services for fundraising, mergers or acquisitions, or professional service providers such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity may not participate in the 2021 Share Incentive Plan.

In assessing whether the Service Provider Participants provide services to our Group on a continuing and recurring basis, the Board or the Compensation Committee shall take into consideration the length and type of services provided and the recurrences and regularity of such services, and will benchmark such metrics against the performance of the employees, officers and directors of our Group to whom our Group provides equity incentives, while taking into account the purpose of the 2021 Share Incentive Plan and the objectives in engaging the Service Provider Participants. Our Company will also take into consideration the remuneration packages of comparable peers for similar service providers, based on available information in the industry.

The Board considers that the eligibility of Service Providers to participate in the 2021 Share Incentive Plan is consistent with the purpose of the 2021 Share Incentive Plan, which enables our Group to preserve its cash resources and use share incentives to encourage persons outside of our Group to contribute to our Group and align the mutual interests of each party, as both our Company and the Service Provider Participants, by holding on to equity incentives, will mutually benefit from the long term growth of our Group.

Number of Shares Available for Issue

The total number of Shares which may be issued upon the exercise of all options and awards that may be granted pursuant to the 2021 Share Incentive Plan and any other share schemes of the Company in aggregate shall not exceed ten percent (10%) of the total number of Shares in issue immediately upon the Hong Kong Listing (the "**Scheme Mandate Limit**"), being 380,528,480 Shares. The total number of Shares which may be issued upon the exercise of all options and awards may be granted to Service Provider Participants pursuant to the 2021 Share Incentive Plan and any other share schemes of the Company in aggregate, is 38,052,848 Shares, being not more than one percent (1%) of the total number of Shares in issue immediately upon the Hong Kong Listing (the "**Service Provider Sublimit**").

Other Information

As at January 1, 2025 and June 30, 2025, the numbers of options and awards available for grant under the Scheme Mandate Limit are 190,887,710 and 85,742,546, respectively, and that under the Service Provider Sublimit are both 38,052,848.

The total number of Shares that may be issued in respect of awards granted under the 2021 Share Incentive Plan during the Reporting Period divided by the weighted average number of Shares in issue for the Reporting Period is 2.73%.

The total number of Shares available for issue under the 2021 Share Incentive Plan is 210,451,323 (considering those RSUs granted before the Hong Kong Listing, of which relevant Shares having not been issued), representing approximately 5.02% of the total issued Shares as of the Latest Practicable Date.

Maximum Entitlement of a Grantee

Unless approved by the Shareholders, the total number of Shares issued and to be issued upon the vesting or exercise of the Awards granted and to be granted under the 2021 Share Incentive Plan and any other share schemes of the Company to each selected participant (including all vested, exercised and outstanding Awards but excluding any Award lapsed in accordance with the Plan) in any 12-month period shall not exceed 1% of the total number of Shares in issue (the "**Individual Limit**"). Any further grant of Awards to a selected participant which would result in the aggregate number of Shares issued and to be issued upon exercise of all Awards granted and to be granted to such selected participant (including all vested, exercised and outstanding Awards) in the 12 month period up to and including the date of such further grant exceeding the Individual Limit shall be subject to separate approval of the Shareholders (with such selected participant and his associates abstaining from voting).

Exercise Period of Share Options

The share options may not be exercised until vested pursuant to the applicable award agreement. The authorized administrator shall determine the time or times at which a share option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any share option granted under the 2021 Share Incentive Plan shall not exceed ten (10) years from the date of grant. A share option shall lapse automatically (to the extent not already exercised or lapsed) on the expiry of such term. The authorized administrator shall also determine any conditions, if any, that must be satisfied before all or part of a share option may be exercised. Once vested, the vested portion of the share option may be exercised in whole or in any part, at any time, subject to the terms of the 2021 Share Incentive Plan and the award agreement.



Other Information

Vesting Schedule

The Awards (in form of restricted share units, share options or other type of shares or other types of awards or benefits authorized to be granted) to be issued to any participant under the 2021 Share Incentive Plan shall be subject to the vesting schedule as specified in the award agreement. The vesting period of any Award granted under the 2021 Share Incentive Plan should not be less than 12 months, unless a shorter vesting period is approved by the Board and the applicable requirements under Rule 17.03F of Chapter 17 of the Hong Kong Listing Rules are complied with. Specific circumstances where Awards may be granted with a shorter period include:

(a)   Grants of "make-whole" Awards to new joiners to replace the Awards they forfeited when leaving the previous employer, where the shorter vesting period shall reflect the remainder of the vesting period on the forfeited Awards that was left to run;

(b)   Awards to a participant whose employment is terminated due to death or disability or occurrence of any out of control event where the vesting of Awards may accelerate;

(c)   Awards with performance-based vesting conditions in lieu of time-based vesting criteria;

(d)   Awards that are made in batches during a year for administrative and compliance reasons. This may include Awards that should have been granted earlier but had to wait for a subsequent batch, in order to reflect the time from which an Award would have been granted;

(e)   Awards that are granted based on commended performance of a participant during the past 12 months as appraised by the human resources department of the Company or the executives as designated by the Compensation Committee as justifiable to have receive additional Awards with shorter vesting period for retention purpose; and

(f)   Awards with a mixed or accelerated vesting schedule such as where the Awards may vest evenly over a period of 12 months.



Other Information

Amount Payable on Application or Acceptance of the Award

No consideration is payable on acceptance of each grant of Award under the 2021 Share Incentive Plan, in form of restricted share units, share options or other type of shares or other types of awards or benefits authorized to be granted, and there is no period within which payments or calls must or may be made or loans for such purposes must be repaid.

Exercise Price and Purchase Price

The Board or the authorized administrator determines the exercise price for each share option. In any event, the exercise price of the share option shall not be lower than the fair market value per share on the date of grant, which upon the Hong Kong Listing, shall not be less than the highest of (a) the closing price of the Shares or the per-Share closing price of ADSs on the date of grant as stated in the daily quotations sheet of the Stock Exchange or Nasdaq (as the case may be); or (b) the average closing price of the Shares or per-Share closing price of the ADSs as stated in the daily quotations sheet of the Stock Exchange or Nasdaq (as the case may be) for the five (5) business days immediately preceding the date of grant. For any share options in such circumstances, the date of the Board meeting for proposing such further grant shall be the date of grant of such share options for the purpose of calculating the exercise price of the share options.

The exercise or purchase price, if any, for an Award (other than share options) shall be determined by the administrator, and not less than the par value of a Share, unless otherwise permitted by applicable laws.

Remaining Life of the Scheme

Unless otherwise terminated by the Board, the 2021 Share Incentive Plan shall continue in effect for a term of ten (10) years after the adoption date (i.e. November 15, 2021). As at the Latest Practicable Date, the remaining life of the 2021 Share Incentive Plan is approximately six years and two months.



Other Information

Details of the movement of the share options and RSUs granted to grantees who are Directors, chief executive or substantial shareholders, employees of the Company and other grantees under the 2013 Share Option Scheme, 2013 Share Award Scheme and 2021 Share Incentive Plan during the Reporting Period are as follows:

| Name/Category | Date of grant | Number of Shares underlying the share options | | | | | | Vesting period | Expiry date[ii] | Exercise price per Share (US$) | Weighted average closing price per Share immediately before exercised (US$) |
		Outstanding as at January 1, 2025	Granted during the Reporting Period[i]	Lapsed during Reporting Period	Cancelled during the Reporting Period	Exercised during the Reporting Period[ii]	Outstanding as at June 30, 2025				
Director and Senior Management											
Liu Tao	February 15, 2016	1,800,000	0	0	0	0	1,800,000	5 years	February 15, 2026	0.07422	0
Tian Kaiyan	April 15, 2018	1,200,000	0	0	0	0	1,200,000	5 years	April 15, 2028	0.07422	0
He Haijian (a former Director resigned in June 2025)	March 5, 2021	15,482	0	0	0	15,482	0	Vesting upon grant	March 5, 2031	0.07422	1.05
Other employees											
Grantees	From April 16, 2015 to July 15, 2022	17,402,956	0	61,218	0	2,813,915	14,527,823	Vesting between date of grant and 5 years thereupon	From November 20, 2023 to July 15, 2032	0.07422	0.96

Notes:

(i)   No share option was granted during the Reporting Period.

(ii)   Share options may be exercised upon vesting and before the expiry date.

Other Information

		Number of Shares underlying the RSUs								
Name/Category	Date of grant	Outstanding as at January 1, 2025	Granted during the Reporting Period	Lapsed during Reporting Period	Cancelled during the Reporting Period	Exercised during the Reporting Period	Outstanding as at June 30, 2025	Vesting period	Purchase Price per Share *(US$)*	Weighted average closing price per Share immediately before exercised *(US$)*
Director and Senior Management										
Liu Tao	May 23, 2019 and December 5, 2019	1,600,000	0	0	0	0	1,600,000	5 years	0-0.86978	0
	March 20, 2025	0	512,233	0	0	0	512,233	Vesting upon grant	0.01	0
Tian Kaiyan	December 5, 2019	320,000	0	0	0	0	320,000	5 years	0-0.86978	0
	March 22, 2024	107,893	0	0	0	0	107,893	Vesting upon grant	0.01	0
	March 20, 2025	0	162,614	0	0	0	162,614	Vesting upon grant	0.01	0
He Haijian (a former Director resigned in June 2025)	February 8, 2020, June 15, 2020 and December 8, 2022	3,380,005	0	0	0	1,965,540	1,414,465	2-5 years	0-0.86978	0.99
	March 22, 2024	251,613	0	0	0	251,613	0	Vesting upon grant	0.01	0.81
	March 20, 2025	0	33,878	0	0	33,878	0	Vesting upon grant	0.01	1.05
Other employees										
Grantees (under 2013 Share Award Scheme)	From December 5, 2019 to July 15, 2022	10,772,477	0	89,436	0	281,363	10,401,678	5 years	0-0.86978	0.94
Grantees (under 2021 Share Incentive Scheme)	From January 24, 2022 to December 13, 2022	36,234,575	0	1,518,348	0	5,191,122	29,525,105	5 years	0.0001-0.01	0.94
Grantees (under 2021 Share Award Scheme)	April 21, 2023	1,487,809	0	0	0	102,552	1,385,257	Vesting between date of grant and 5 years thereupon	0.01	0.94
Grantees (under 2021 Share Incentive Scheme)	July 17, 2023	8,159,077	0	885,953	0	503,720	6,769,404	1-5 years	0.01	0.94
Grantees (under 2021 Share Incentive Scheme)	December 13, 2023	69,020,567	0	0	0	4,095,715	64,924,852	Vesting between date of grant and 5-year hereupon	0.01	0.94
Grantees (under 2021 Share Incentive Scheme)	January 19, 2024	2,474,375	0	109,408	0	108,665	2,256,302	Vesting between the first to the fifth anniversary of the respective vesting commencement dates	0.01	0.94
Grantees (under 2021 Share Incentive Scheme)	March 22, 2024	5,360,464	0	0	0	871,036	4,489,428	Vesting between date of grant and 5 years thereupon	0.01	0.94

Other Information

		Number of Shares underlying the RSUs								
Name/Category	Date of grant	Outstanding as at January 1, 2025	Granted during the Reporting Period	Lapsed during Reporting Period	Cancelled during the Reporting Period	Exercised during the Reporting Period	Outstanding as at June 30, 2025	Vesting period	Purchase Price per Share (US$)	Weighted average closing price per Share immediately before exercised (US$)
Grantees (under 2021 Share Incentive Scheme)	June 3, 2024	2,748,346	0	0	0	1,122,504	1,625,842	Vesting between the first to the fifth anniversary of the respective vesting commencement dates	0.01	0.94
Grantees (under 2021 Share Incentive Scheme)	November 26, 2024	662,007	0	0	0	662,007	0	Vesting upon grant	0.01	0.94
Grantees (under 2021 Share Incentive Scheme)	January 24, 2025	0	97,075,903	651,873	0	746,715	95,677,315	Vesting between the first to the fifth anniversary of the respective vesting commencement dates	0.01	0.94
Grantees (under 2021 Share Incentive Scheme)	March 20, 2025	0	4,523,686	0	0	2,361,197	2,162,489	Vesting upon grant	0.01	0.94
Grantees (under 2021 Share Incentive Scheme)	June 27, 2025	0	4,983,520	0	0	0	4,983,520	Vesting between the first to the fifth anniversary of the respective vesting commencement dates	0.01	0

Notes:

(i) The closing prices of Shares traded on the Stock Exchange and ADSs traded on Nasdaq on January 23, 2025, being the business day immediately before January 24, 2025, were HK$5.02 per Share and US$9.54 per ADS, respectively. Fair value of RSUs granted on January 24, 2025, as at the date of grant, was US$0.71 per RSU. For the relevant accounting standard and policy adopted, please refer to Note 10 to the unaudited interim condensed consolidated financial statements.

(ii) The closing prices of Shares traded on the Stock Exchange and ADSs traded on Nasdaq on March 19, 2025, being the business day immediately before March 20, 2025, were HK$9.45 per Share and US$18.44 per ADS, respectively. Fair value of RSUs granted on March 20, 2025, as at the date of grant, was US$1.09 per RSU. For the relevant accounting standard and policy adopted, please refer to Note 10 to the unaudited interim condensed consolidated financial statements.

Other Information

(iii) The closing prices of Shares traded on the Stock Exchange and ADSs traded on Nasdaq on June 26, 2025, being the business day immediately before June 27, 2025, were HK$6.71 per Share and US$12.96 per ADS, respectively. Fair value of RSUs granted on June 27, 2025, as at the date of grant, was US$0.83 per RSU. For the relevant accounting standard and policy adopted, please refer to Note 10 to the unaudited interim condensed consolidated financial statements.

(iv) For more vesting period related details, please refer to the announcements of the Company dated April 22, July 18, and December 13, 2023, January 22, March 22, June 3, and November 26, 2024, and January 24, March 20, and June 27, 2025.

(v) All of the grant of RSUs granted during the Reporting Period were made without any performance targets.

(vi) Unless otherwise approved in accordance with the relevant scheme rules, RSUs mentioned above may be exercised upon vesting to 30 days after relevant grantees ceasing to be an eligible participant.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, we have fully complied with all the code provisions of the Corporate Governance Code.

Compliance with the Model Code

The Company has adopted an Insider Dealing Policy (the "**Insider Dealing Policy**") with terms no less exacting than that of the Model Code, as its own securities dealing code to regulate all dealings by Directors, officers and employees of the Company.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Insider Dealing Policy and the Model Code during the Reporting Period.

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities (including sale of treasury shares (as defined under the Hong Kong Listing Rules).

As of June 30, 2025, there were no treasury Shares (as defined under the Hong Kong Listing Rules) held by the Company.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period which may have a material adverse effect on the Group's operation. The Directors are also not aware of any such material litigation or claims that were pending or threatened against the Group during the Reporting Period.

Other Information

CHANGES IN INFORMATION OF DIRECTORS AND CHIEF EXECUTIVE

Details of changes in Directors during the Reporting Period and up to the Latest Practicable Date are set out below:

Name	Position	Details of Change	Reason of Change
Mr. Zhang Duo	Non-executive Director	Appointed on June 9, 2025	–
Mr. Feng Honghua	Non-executive Director	Resigned on June 9, 2025	Other business commitments which require more of his attention and dedication
Mr. He Haijian	Executive Director	Resigned on June 30, 2025	Other personal commitments

Save as disclosed above, there has been no change to the information of the Directors and chief executive of the Company which is required to be disclosed pursuant to paragraphs (a) to (e) and (g) under Rule 13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules.

ISSUE OF ADSs AND SHARES

(I) Offering and Option

On April 16, 2025 (after trading hours), the Company and the Underwriters entered into the Underwriting Agreement, pursuant to which, (i) the Company has allotted and issued 17,300,000 Firm ADSs at US$11.27 per ADS (with the aggregate nominal value of US$259,500) on April 17, 2025, (ii) the Company has allotted and issued 18,000,000 Offer Shares at HK$5.83 per Share (with the aggregate nominal value of US$18,000) on April 25, 2025, and (iii) the Company has allotted and issued 2,775,000 Additional ADSs at US$11.27 per ADS (with the aggregate nominal value of US$41,625) on April 28, 2025.

The Firm ADSs, Offer Shares and Additional ADSs have been placed to not fewer than six placees. To the best of the knowledge, information and belief of the Directors and the Underwriters, the placees and the ultimate beneficial owners of the placees are independent third parties of the Group.

(II) Subscription

On April 16, 2025 (after trading hours), the Company and Kingsoft Corporation entered into the Subscription Agreement, pursuant to which the Company has allotted and issued 69,375,000 new Shares at HK$5.83 per Share (with the aggregate nominal value of US$69,375) to Kingsoft Corporation on June 17, 2025.

Kingsoft Corporation is the controlling Shareholder and a connected person of the Company. The Subscription has been approved by Shareholders at the AGM.

The reasons for making the above ADS issue and Share issue are to further enlarge the Shareholders' equity base of the Company, support the healthy and sustainable development of the Company, and optimize the capital structure of the Company. The closing price of Shares quoted on the Hong Kong Stock Exchange on April 16, 2025, being the date on which the terms of Underwriting Agreement and Subscription Agreement were fixed, was HK$6.39 per Share. The net price of the underlying Shares issued under the Offering, the Option and the Subscription is approximately US$0.72 per Share.

Other Information

For more details, please refer to the announcements of the Company dated April 17, April 25, June 17, 2025, the AGM Circular and the section headed "Use of proceeds" in this interim report.

USE OF PROCEEDS

Upon the completion of the Offering, Option and the Subscription, the Company has allotted and issued 17,300,000 Firm ADSs, 18,000,000 Offer Shares and 2,775,000 Additional ADSs to placees under the General Mandate and 69,375,000 new Shares to Kingsoft Corporation under the Specific Mandate. The aggregate net proceeds from the Offering, Option and the Subscription (after deducting all fees, costs and expenses properly incurred thereof) amount to approximately US$278,986,066.

As of the date of this interim report, there had been no change in the intended use of net proceeds from the Offering, Option and Subscription as previously disclosed in the AGM Circular.

As of June 30, 2025, the Group had not utilized any of the net proceeds from the Offering, Option and Subscription. The Company intends to utilize the net proceeds in accordance with the intended use.

Intended use of net proceeds	Net proceeds from the Offering, Option and Subscription (US$)	Percentage of net proceeds as stated in the AGM Circular	Utilized net proceeds during the Reporting Period (US$)	Net proceeds unutilized as of June 30, 2025 (US$)	Expected timeline of full utilization of the net proceeds[Note]
For investments in upgrading and expanding infrastructure	167,391,640	60%	0	167,391,640	By December 31, 2026
For investments in technology and product development	69,746,517	25%	0	69,746,517	By December 31, 2026
For general corporate and working capital purposes	41,847,909	15%	0	41,847,909	By December 31, 2026
Total	**278,986,066**	**100%**	**0**	**278,986,066**	

Note: The expected timeline is based on the best estimation made by the Group on future market condition and may change with the current market condition and future development.

Other Information

RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025 have been prepared by the Directors of the Company under U.S. GAAP, and the differences between U.S. GAAP and IFRSs have been disclosed in the Note 16 to the unaudited interim condensed consolidated financial statements.

Basis of Preparation

Disclosure is set out by providing a comparison (the "**GAAP Difference Reconciliation**") between the Company's relevant financial information as extracted from the Company's unaudited interim condensed consolidated financial statements, and adjustments of such financial information had they instead been prepared in accordance with the IFRSs. The process applied in the preparation of the GAAP Difference Reconciliation is also set out below.

Reconciliation Process

The GAAP Difference Reconciliation has been prepared by the Directors by comparing the differences between the "Amounts under U.S. GAAP" for each of the six months ended June 30, 2025 and 2024, and the "Amounts under IFRSs" in respect of each of the six months ended June 30, 2025 and 2024, as appropriate, and quantifying the relevant financial effects of such differences, if any. Attention is drawn to the fact that as the GAAP Difference Reconciliation has not been subject to an independent audit and accordingly, no opinion is expressed by an auditor on whether the financial information in the GAAP Difference Reconciliation presents a true and fair view or not.

Assurance Engagement and Results

Ernst & Young was engaged by the Company to conduct work in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or reviews of Historical Financial Information" ("**HKSAE 3000 (Revised)**") issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**") on the GAAP Difference Reconciliation. The work consisted primarily of:

(i)   Comparing the relevant financial information in the columns "Amounts under U.S. GAAP" as disclosed in the GAAP Difference Reconciliation with the respective line items in the Company's unaudited interim condensed consolidated statements of comprehensive loss for the six months ended June 30, 2025 and the unaudited interim condensed consolidated balance sheet as of June 30, 2025 contained in the Interim Report, as appropriate;

(ii) Evaluating the reconciliation process made by the Directors in identifying the GAAP differences and considering the adjustments as disclosed in the columns "IFRSs adjustments" in the GAAP Difference Reconciliation were made based on the Company's accounting policies, in all material respects, to reflect the different accounting treatments in accordance with the U.S. GAAP and the IFRSs, in arriving at the column "Amounts under IFRSs";

(iii) Checking the arithmetic accuracy of the computation of the Company's financial information in the columns "Amounts under IFRSs" as disclosed in the GAAP Difference Reconciliation.

Other Information

Ernst & Young's engagement did not involve independent examination of any of the underlying financial information. The work carried out in accordance with HKSAE 3000 (Revised) is different in scope from an audit or a review conducted in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA and consequently, Ernst & Young did not express an audit opinion nor a review conclusion on the GAAP Difference Reconciliation. Ernst & Young's engagement was intended solely for the use of the Directors in connection with the above purpose for this interim report and may not be suitable for another purpose. Based on the work performed, Ernst & Young has concluded that nothing has come to their attention that causes them to believe:

(i)   The amounts in the columns "Amounts under U.S. GAAP" as disclosed in the GAAP Difference Reconciliation for the six months ended June 30, 2025 are not in agreement with the respective line items in the Interim Financial Statements;

(ii)   The IFRSs adjustments as disclosed in the GAAP Difference Reconciliation were not made based on the Company's accounting policies, in all material respects, to reflect the different accounting treatments in accordance with the U.S. GAAP and the IFRSs; and

(iii) The computation of the amounts in the columns "Amounts under IFRSs" as disclosed in the GAAP Difference Reconciliation is not arithmetically accurate.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non-executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025. The Audit Committee has agreed on the accounting policies and practices adopted by the Company and discussed matters with respect to financial reporting matters with senior management members of the Company.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this interim report, there was no other significant events that might adversely affect the Group after June 30, 2025 and up to the Latest Practicable date.



Other Information

INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2025.

SAFE HARBOR STATEMENT

This interim report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the United States Securities and Exchange Commission. The forward-looking statements included in this interim report are only made as of the Latest Practicable Date, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.



AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2024 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2025

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

		As at		
	Notes	December 31, 2024 RMB	June 30, 2025 **RMB** (unaudited)	June 30, 2025 **US$** (unaudited)
ASSETS				
Current assets:				
Cash and cash equivalents		2,648,764	**5,464,077**	**762,756**
Restricted cash		81,337	**53,051**	**7,406**
Accounts receivable, net of allowance for credit losses of RMB57,612 and RMB91,409 (US$12,760) as of December 31, 2024 and June 30, 2025, respectively	5	1,468,663	**2,018,350**	**281,751**
Short-term investments	2	90,422	**–**	**–**
Prepayments and other assets	6	2,233,074	**2,263,242**	**315,936**
Amounts due from related parties	13	318,526	**587,321**	**81,987**
Total current assets		6,840,786	**10,386,041**	**1,449,836**
Non-current assets:				
Property and equipment, net		4,630,052	**8,251,958**	**1,151,929**
Intangible assets, net		694,880	**618,269**	**86,307**
Goodwill		4,605,724	**4,605,724**	**642,934**
Prepayments and other assets	6	449,983	**616,779**	**86,100**
Equity investments	2	234,182	**231,586**	**32,328**
Operating lease right-of-use assets		137,047	**119,350**	**16,661**
Total non-current assets		10,751,868	**14,443,666**	**2,016,259**
Total assets		17,592,654	**24,829,707**	**3,466,095**
LIABILITIES, NON-CONTROLLING INTERESTS, AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	7	1,877,004	**2,195,478**	**306,477**
Accrued expenses and other current liabilities	8	3,341,990	**3,966,154**	**553,653**
Short-term borrowings	9	2,225,765	**3,129,151**	**436,813**
Income tax payable		69,219	**82,331**	**11,493**
Amounts due to related parties	13	1,584,199	**1,407,804**	**196,522**
Current operating lease liabilities		61,258	**35,638**	**4,975**
Total current liabilities		9,159,435	**10,816,556**	**1,509,933**

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2024 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2025

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

	Notes	As at December 31, 2024 RMB	As at June 30, 2025 RMB (unaudited)	As at June 30, 2025 US$ (unaudited)
Non-current liabilities:				
Long-term borrowings	9	1,660,584	**2,396,554**	**334,546**
Amounts due to related parties	13	309,612	**1,308,158**	**182,612**
Deferred tax liabilities		101,677	**81,283**	**11,347**
Other liabilities	8	790,271	**3,103,021**	**433,165**
Non-current operating lease liabilities		65,755	**64,549**	**9,011**
Total non-current liabilities		2,927,899	**6,953,565**	**970,681**
Total liabilities		12,087,334	**17,770,121**	**2,480,614**
Commitments and contingencies	14			
Shareholders' equity:				
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 3,805,284,801 and 4,193,784,801 shares issued, 3,687,690,772 and 4,099,278,352 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)		25,689	**28,483**	**3,976**
Treasury shares		(105,478)	**(79,316)**	**(11,072)**
Additional paid-in capital		18,940,885	**21,188,250**	**2,957,766**
Statutory reserves funds		32,001	**32,001**	**4,467**
Accumulated deficit		(14,291,957)	**(15,063,348)**	**(2,102,762)**
Accumulated other comprehensive income	15	566,900	**617,830**	**86,246**
Total Kingsoft Cloud Holdings Limited shareholders' equity		5,168,040	**6,723,900**	**938,621**
Non-controlling interests		337,280	**335,686**	**46,860**
Total equity		5,505,320	**7,059,586**	**985,481**
Total liabilities, non-controlling interests and shareholders' equity		17,592,654	**24,829,707**	**3,466,095**

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

	Notes	For the six months ended June 30		
		2024 *RMB* (unaudited)	**2025** ***RMB*** **(unaudited)**	**2025** ***US$*** **(unaudited)**
Revenues:	*4, 13*			
Public cloud services		2,421,912	**2,978,788**	**415,823**
Enterprise cloud services		1,245,400	**1,340,416**	**187,115**
Others		152	**–**	**–**
Total revenues		3,667,464	**4,319,204**	**602,938**
Cost of revenues		(3,055,864)	**(3,662,041)**	**(511,201)**
Gross profit		611,600	**657,163**	**91,737**
Operating expenses:				
Selling and marketing expenses		(242,460)	**(276,334)**	**(38,575)**
General and administrative expenses		(484,944)	**(521,562)**	**(72,807)**
Research and development expenses		(435,922)	**(420,455)**	**(58,693)**
Total operating expenses		(1,163,326)	**(1,218,351)**	**(170,075)**
Operating loss		(551,726)	**(561,188)**	**(78,338)**
Interest income		18,315	**16,466**	**2,299**
Interest expense		(110,480)	**(207,566)**	**(28,975)**
Foreign exchange loss		(49,736)	**(30,475)**	**(4,254)**
Other (loss) gain, net	*4*	(16,036)	**4,864**	**679**
Other (expense) income, net	*4*	(16,151)	**16,510**	**2,305**
Loss before income taxes		(725,814)	**(761,389)**	**(106,284)**
Income tax benefit (expense)	*11*	8,480	**(11,584)**	**(1,617)**
Net loss		(717,334)	**(772,973)**	**(107,901)**
Less: net loss attributable to non-controlling interests		(4,748)	**(1,582)**	**(221)**
Net loss attributable to Kingsoft Cloud Holdings Limited		(712,586)	**(771,391)**	**(107,680)**

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

| | Notes | For the six months ended June 30 | | |
		2024 RMB (unaudited)	2025 RMB (unaudited)	2025 US$ (unaudited)
Net loss per share:				
Basic and diluted	12	(0.20)	**(0.20)**	**(0.03)**
Shares used in the net loss per share computation:				
Basic and diluted	12	3,632,583,338	**3,869,381,978**	**3,869,381,978**
Other comprehensive income, net of tax of nil:				
Foreign currency translation adjustments		20,174	**50,918**	**7,108**
Comprehensive loss		(697,160)	**(722,055)**	**(100,793)**
Less: Comprehensive loss attributable to non-controlling interests		(4,817)	**(1,594)**	**(223)**
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(692,343)	**(720,461)**	**(100,570)**

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

| | Ordinary shares | | Treasury shares RMB | Additional paid-in capital RMB | Accumulated other comprehensive income RMB | Statutory reserves funds RMB | Accumulated deficit RMB | Total Kingsoft Cloud Holdings Limited shareholders' equity RMB | Non-controlling interests RMB | Total shareholders' equity RMB |
	Number of shares*	Amount RMB								
Balance as of December 31, 2023	3,562,097,466	25,443	(208,385)	18,811,028	555,342	21,765	(12,315,041)	6,890,152	355,752	7,245,904
Net loss	–	–	–	–	–	–	(712,586)	(712,586)	(4,748)	(717,334)
Other comprehensive income (loss)	–	–	–	–	20,243	–	–	20,243	(69)	20,174
Share-based compensation	–	–	–	155,332	–	–	–	155,332	(6,088)	149,244
Exercise and vesting of share-based awards	34,776,886	245	–	3,553	–	–	–	3,798	–	3,798
Balance as of June 30, 2024 (unaudited)	3,596,874,352	25,688	(208,385)	18,969,913	575,585	21,765	(13,027,627)	6,356,939	344,847	6,701,786
Balance as of December 31, 2024	3,687,690,772	25,689	(105,478)	18,940,885	566,900	32,001	(14,291,957)	5,168,040	337,280	5,505,320
Net loss	–	–	–	–	–	–	(771,391)	(771,391)	(1,582)	(772,973)
Issuance of ordinary shares	388,500,000	2,794	–	2,008,411	–	–	–	2,011,205	–	2,011,205
Other comprehensive income (loss)	–	–	–	–	50,930	–	–	50,930	(12)	50,918
Share-based compensation	–	–	–	251,467	–	–	–	251,467	–	251,467
Exercise and vesting of share-based awards	23,087,580	–	26,162	(12,513)	–	–	–	13,649	–	13,649
Balance as of June 30, 2025 (unaudited)	4,099,278,352	28,483	(79,316)	21,188,250	617,830	32,001	(15,063,348)	6,723,900	335,686	7,059,586
Balance as of June 30, 2025, in US$ (unaudited)	4,099,278,352	3,976	(11,072)	2,957,766	86,246	4,467	(2,102,762)	938,621	46,860	985,481

* As of June 30, 2024 and 2025, 24,509,339 ordinary shares were issued in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

	For the six months ended June 30		
	2024 *RMB* (unaudited)	**2025** ***RMB*** **(unaudited)**	**2025** ***US$*** **(unaudited)**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	(717,334)	**(772,973)**	**(107,901)**
Adjustments to reconcile net loss to net cash (used in) generated from operating activities:			
Depreciation and amortization	528,450	**1,012,922**	**141,398**
Share-based compensation	149,244	**251,467**	**35,103**
Provision for credit losses	137,247	**141,463**	**19,747**
Changes in fair value of equity investments	16,026	**–**	**–**
Foreign exchange loss	49,736	**30,475**	**4,254**
Deferred income tax	(34,063)	**(20,394)**	**(2,847)**
Non-cash operating lease expenses	8,618	**19,070**	**2,662**
Other non-cash expenses	10	**(5,029)**	**(703)**
Gain on disposal of property and equipment	(23,821)	**(7,818)**	**(1,091)**
Changes in operating assets and liabilities:			
Accounts receivable	(301,736)	**(609,938)**	**(85,144)**
Prepayments and other assets	(109,246)	**(73,847)**	**(10,309)**
Amounts due from related parties	6,995	**(270,812)**	**(37,804)**
Accounts payable	141,919	**297,465**	**41,525**
Accrued expenses and other liabilities	5,159	**109,234**	**15,248**
Operating lease liabilities	(35,554)	**(28,199)**	**(3,936)**
Amounts due to related parties	12,958	**955,546**	**133,389**
Income tax payable	(4,775)	**13,112**	**1,831**
Net cash (used in) generated from operating activities	(170,167)	**1,041,744**	**145,422**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases and prepayment of property and equipment	(1,866,298)	**(1,483,742)**	**(207,123)**
Disposals of property and equipment	8	**14,666**	**2,047**
Purchases of intangible assets	(706)	**–**	**–**
Purchases of short-term investments	–	**(66,050)**	**(9,220)**
Proceeds from maturities of short-term investments	–	**156,901**	**21,903**
Acquisition of equity investments	(2,770)	**–**	**–**
Asset-related government grants received	45,920	**–**	**–**
Net cash used in investing activities	(1,823,846)	**(1,378,225)**	**(192,393)**

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

	For the six months ended June 30		
	2024 *RMB* (unaudited)	**2025** ***RMB*** **(unaudited)**	**2025** ***US$*** **(unaudited)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of short-term borrowings	(490,502)	**(865,034)**	**(120,754)**
Proceeds from short-term borrowings	834,519	**1,495,840**	**208,811**
Repayment of long-term borrowings	(1,000)	**(46,600)**	**(6,505)**
Proceeds from long-term borrowings	226,861	**1,105,277**	**154,291**
Acquisition of non-controlling interests	(30,001)	**(136,000)**	**(18,985)**
Principal repayments of financing leases	(24,226)	**(274,408)**	**(38,306)**
Settlements and modifications of financial liabilities arising from business combinations	(22,578)	**(74,793)**	**(10,440)**
Repayment of loans due to related parties	(260,193)	**(483,394)**	**(67,480)**
Proceeds from loans due to related parties	1,400,000	**350,000**	**48,858**
Proceeds from exercise of options	3,166	**16,517**	**2,306**
Proceeds from follow-on offering, net of offering costs	–	**2,015,154**	**281,305**
Net cash generated from financing activities	1,636,046	**3,102,559**	**433,101**
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(35,110)	**20,949**	**2,925**
Net (decrease) increase in cash and cash equivalents, and restricted cash	(393,077)	**2,787,027**	**389,055**
Cash and cash equivalents, and restricted cash at the beginning of the period	2,489,481	**2,730,101**	**381,107**
Cash and cash equivalents, and restricted cash at the end of the period	2,096,404	**5,517,128**	**770,162**
Supplemental disclosures of cash flow information:			
Income taxes paid	30,359	**18,866**	**2,634**
Interest expense paid	81,240	**234,284**	**32,705**
Non-cash investing and financing activities:			
Purchases of property and equipment included in accrued expenses and other liabilities	525,013	**353,465**	**49,342**
Purchase consideration included in accrued expenses and other liabilities	667,947	**512,987**	**71,610**
Consideration for acquisition of non-controlling interests	319,592	**119,992**	**16,750**
Offering costs included in accrued expenses and other liabilities	–	**3,948**	**551**
Right-of-use assets obtained in exchange for operating lease liabilities	9,034	**11,877**	**1,658**
Right-of-use assets obtained in exchange for finance lease liabilities	83,510	**3,461,852**	**483,256**
Reconciliation of cash and cash equivalents, and restricted cash:			
Cash and cash equivalents	1,837,757	**5,464,077**	**762,756**
Restricted cash	258,647	**53,051**	**7,406**
Total cash and cash equivalents, and restricted cash shown in the statements of cash flows	2,096,404	**5,517,128**	**770,162**

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

1.   ORGANIZATION AND BASIS OF PREPARATION

Kingsoft Cloud Holdings Limited (the "Company") is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities, and subsidiaries of its variable interest entities are hereinafter collectively referred to as the "Group". The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in mainland China, Hong Kong ("HK"), Japan and the United States (the "U.S."). As of June 30, 2025, there have been no material changes to the Company's principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities since December 31, 2024.

These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information using accounting policies that are consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended December 31, 2024. These unaudited interim condensed consolidated financial statements do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2024. The consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements at that date. In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2025.

To comply with laws and regulations of mainland China which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in mainland China through its variable interest entities, Zhuhai Kingsoft Cloud Technology Co., Ltd. and Kingsoft Cloud (Beijing) Information Technology Co., Ltd., and subsidiaries of its variable interest entities (collectively, the "VIEs"). The equity interests of the VIEs are legally held by mainland China shareholders (the "Nominee Shareholders"). Despite the lack of technical majority ownership, the Company through Beijing Kingsoft Cloud Technology Co., Ltd. and Beijing Yunxiang Zhisheng Technology Co., Ltd. (collectively, the "WFOE") has effective control of the VIEs through a series of contractual arrangements (the "Contractual Agreements"). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Therefore, the Company is the primary beneficiary of the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810").

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern consideration

The Group's unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.

As of June 30, 2025, the Group had an accumulated deficit and net current liabilities of RMB15,063,348 (US$2,102,762) and RMB430,515 (US$60,097), respectively. The Group has primarily funded the operations through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as borrowings from third parties and related parties.

In view of such circumstance, management has given careful consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of June 30, 2025, the Group had cash and cash equivalents and restricted cash of RMB5,517,128 (US$770,162). In addition, the Group had existing credit facilities available from banks and other financial institutions to finance the future operations and capital expenditures of the Group.

Based on the above, management believes that it is appropriate to prepare the Group's unaudited interim condensed consolidated financial statements using the going concern basis. Therefore, the unaudited interim condensed consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Management evaluates estimates, including those related to allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the fair value of equity investments, standalone selling prices of performance obligation of revenue contracts and fair value of short-term investments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Comparative Information

Certain financial information of the Group has been adjusted to conform with the current period's presentation to facilitate comparison.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.1636 per US$1.00 on June 30, 2025 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which have original maturities of less than three months.

Restricted cash

As of December 31, 2024 and June 30, 2025, substantially all of the Group's restricted cash was held by financial institutions located in mainland China and Hong Kong, and mainly represents cash secured to guarantee certain bank loans and certain payables to suppliers.

Non-controlling interests

A non-controlling interest is recognized to reflect the portion of subsidiaries' equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the unaudited interim condensed consolidated statements of comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as "non-controlling interests" in the Group's consolidated balance sheets.

Equity investments

a) *Equity investments with readily determinable fair value*

Equity investments with readily determinable fair value, except for those accounted for under the equity method and those that result in consolidation of the investee, are measured at fair value, and any changes in fair value are recognized in the unaudited interim condensed consolidated statements of comprehensive loss.

In 2022, the Group purchased equity interest of a company listed on the Hong Kong Stock Exchange and disposed the equity investments in November 2024. Unrealized losses for the equity investments with readily determinable fair value totaling RMB16,026 were recorded in "Other (loss) gain, net" on the unaudited interim condensed consolidated statement of comprehensive loss for the six months ended June 30, 2024.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments (Continued)

b) *Equity investments without readily determinable fair value*

The Group's equity investments without readily determinable fair value are primarily long-term investments in unlisted companies based in mainland China that are not in-substance common stock. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The Group makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss on the unaudited interim condensed consolidated statements of comprehensive loss equal to the difference between the carrying value and fair value.

c) *Equity method investments*

The Group's investment in common stock or in-substance common stock in entity in which it can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting and classified as "equity method investments" in accordance with ASC Subtopics 323-10 ("ASC323-10"), *Investments-Equity Method and Joint Ventures: Overall*. The Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of equity investment's profit or loss. The Group evaluates the equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment's is recognized when the decline in value is determined to be other-than-temporary.

In April 2023, the Group acquired 49% equity interests in an equity investment which the Group can exercise significant influence over the investee, and therefore, the Group accounts for such investment as an equity method investment in accordance with ASC 323.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments (Continued)

The total carrying value of equity investments held were as follows:

	As at		
	December 31, 2024 *RMB*	June 30, 2025 *RMB* (unaudited)	June 30, 2025 *US$* (unaudited)
Equity investments without readily determinable fair value:			
Initial cost basis	124,196	**124,196**	**17,337**
Cumulative unrealized gains	119,245	**119,245**	**16,646**
Cumulative unrealized losses (including impairment)	(28,522)	**(28,522)**	**(3,982)**
Foreign currency translation	2,066	**1,298**	**181**
	216,985	**216,217**	**30,182**
Equity method investment:			
Initial cost basis	14,840	**14,840**	**2,072**
Share of profit from equity method investment	2,357	**529**	**74**
	17,197	**15,369**	**2,146**
Total carrying value	234,182	**231,586**	**32,328**

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, equity investments, purchase consideration payable, payables for acquisitions of non-controlling interests, certain other liabilities, amounts due from and due to related parties and short-term borrowings and long-term borrowings. For equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the measurement alternative. The Group measures equity investments with readily determinable fair value using the market approach based on the quoted prices in an active market. The carrying amounts of the borrowings approximate to their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

   Fair value measurements (Continued)

   a) *Assets and liabilities measured at fair value on a recurring basis*

	Total Fair Value RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant unobservable inputs (Level 3) RMB	Total gains for the period RMB
As of December 31, 2024					
Structured deposits	90,422	–	90,422	–	422
As of June 30, 2025 (unaudited)					
Structured deposits	–	–	–	–	**421**

The fair value of the Group's structured deposits are included in short-term investments and are determined based on the observable market inputs such as yield curves, credit spreads, or quoted price from the issuers (Level 2). For the six months ended June 30, 2025, the Group recognized a gain of RMB421 (US$59) resulting from changes in fair value of structured deposits in the unaudited interim condensed consolidated statement of comprehensive loss.

   b) *Assets and liabilities measured at fair value on a non-recurring basis*

	Total Fair Value RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant unobservable inputs (Level 3) RMB	Total losses for the period RMB
As of December 31, 2024					
Long-lived assets in public cloud asset group as of September 30, 2024	4,894,018	–	–	4,894,018	(919,724)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and contract assets, net

The Group maintains an allowance for credit losses in accordance with ASC 326 *Credit Losses* ("ASC 326"), and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as "General and administrative expenses" in the unaudited interim condensed consolidated statements of comprehensive loss. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable and contract assets balances, credit quality of the Group's customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group's ability to collect from customers.

Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

Segment reporting

The Group adopted Accounting Standard Update ("ASU") No, 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures* ("ASC 2023-07") on January I, 2024, to retrospectively improve reportable segment disclosure requirements, primarily through enhanced disclosures for significant segment expenses.

The Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The CODM uses consolidated net loss to assess financial performance and allocate resources. The CODM considers budget to actual comparisons of consolidated net loss on a regular basis when assessing the operating results and making resource decisions to improve profitability. The CODM also uses the budget to actual comparisons of consolidated net loss to make decisions aligned with the Group's strategic initiatives and capital allocation priorities. Significant expenses reviewed by the CODM include those that are presented in the unaudited interim condensed consolidated statements of comprehensive loss. The measure of segment assets is reported on the unaudited interim condensed consolidated balance sheet as total consolidated assets.

A majority of the Group's revenues were generated from mainland China and a majority of the long-lived assets of the Group are located in mainland China, and therefore, no geographical segments are presented.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

The Group applies the five-step model outlined in ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), and accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity's performance and the customer's payment. Contract liabilities represent the excess of payments received as compared to the consideration earned and are reflected in "accrued expenses and other liabilities" in the Group's consolidated balance sheets. Contract assets primarily relate to the Group's rights to consideration for work completed in relation to its services performed but not billed at the reporting date, and are reflected in "prepayments and other assets" in the Group's consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes ("VAT") and surcharges.

Public cloud services

The Group provides integrated cloud-based services including cloud computing, storage and delivery. Substantially all of the Group's public cloud service revenue is recognized on a monthly basis based on utilization and duration. The nature of the Group's performance obligation is a single performance obligation under these contracts to stand ready to provide an unspecified quantity of integrated cloud-based services each day throughout the contract period. The Group uses monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the transaction consideration is fixed based on utilization records and no variable consideration exists.

The Group also generates public cloud service revenue from prepaid subscription packages are recognized ratably over the fixed subscription period.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Enterprise cloud services

The Group provides comprehensive customized cloud-based and enterprise digital solutions, which are typically completed within twelve months ("Solutions"). The components within the Solutions are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these components in conjunction with one another as a two-way dependency exists. In connections with Solutions, the Group also provides post-delivery maintenance and upgrade services that are mainly technical support services performed by the Group's technical support team. Therefore, the arrangement has three performance obligations, the Solutions, maintenance and upgrades. Revenue allocated to the Solutions is recognized over time if one of the following criteria is met: (i) the customer simultaneously receives and consumes the benefits as the Group performs; (ii) the Group's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the asset delivered has no alternative use and the Group has an enforceable right to payment for performance completed to date. Otherwise, revenue is recognized at a point in time when a customer obtains control of a promised asset or service and the Group satisfies its performance obligation, i.e. upon customer acceptance of the Solutions. Revenue allocated to upgrades is recognized at a point in time upon delivery of the specified upgrade. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term. Revenue allocated to maintenance and upgrades during the periods presented was immaterial.

The Group also provides enterprise digital services. The series of enterprise digital services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as the Group satisfies its obligation to perform enterprise digital service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.

Recent accounting pronouncements

In July 2025, the FASB issued Accounting Standards Update 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of this new standard on its consolidated financial statements and expects to adopt it for the year ending December 31, 2026.

The other new accounting pronouncements that have not yet been adopted are consistent with those disclosed in our Annual Report for the year ended December 31, 2024.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

3. CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. The carrying amounts of these assets represent the Group's maximum exposure to credit risk. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2024 and June 30, 2025, the Group had one customer accounted for more than 10% of the total accounts receivable balances. As of December 31, 2024 and June 30, 2025, the Group had one customer, with contract assets balances exceeding 10% of the total contract assets balances. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

4. REVENUES, OTHER (LOSS) GAIN, NET AND OTHER (EXPENSE) INCOME, NET

The following table presents the Group's revenues from contracts with customers disaggregated by material revenue category:

	For the six months ended June 30		
	2024 RMB (unaudited)	**2025** **RMB** **(unaudited)**	**2025** **US$** **(unaudited)**
Public cloud services recognized over time	2,421,912	**2,978,788**	**415,823**
Enterprise cloud services:			
Recognized at a point in time	224,510	**108,681**	**15,171**
Recognized over time	1,020,890	**1,231,735**	**171,944**
	1,245,400	**1,340,416**	**187,115**
Others:			
Recognized over time	152	**–**	**–**
	3,667,464	**4,319,204**	**602,938**

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

4. REVENUES, OTHER (LOSS) GAIN, NET AND OTHER (EXPENSE) INCOME, NET (Continued)

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of June 30, 2025 are primarily related to public cloud services, which are as follows:

	RMB (unaudited)	US$ (unaudited)
Within one year	96,638	13,490
More than one year	22,874	3,193
Total	119,512	16,683

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

	For the six months ended June 30		
	2024 RMB (unaudited)	2025 RMB (unaudited)	2025 US$ (unaudited)
Revenue recognized from amounts included in contract liabilities at the beginning of the period	139,997	52,469	7,324

The following table presents the Group's other (loss) gain, net:

	For the six months ended June 30		
	2024 RMB (unaudited)	2025 RMB (unaudited)	2025 US$ (unaudited)
Share of losses from an equity method investment	(10)	(1,828)	(255)
Gross unrealized loss (including impairment) on equity investments held	(16,026)	–	–
Changes in fair value of currency swap	–	6,692	934
	(16,036)	4,864	679

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

4. REVENUES, OTHER (LOSS) GAIN, NET AND OTHER (EXPENSE) INCOME, NET (Continued)

The following table presents the Group's other (expense) income, net:

	For the six months ended June 30		
	2024 RMB (unaudited)	2025 RMB (unaudited)	2025 US$ (unaudited)
Government grants	4,735	24,616	3,436
Income from ADS Reimbursement	3,658	11,070	1,545
Value added tax transferred out	(19,588)	(17,145)	(2,393)
Others	(4,956)	(2,031)	(283)
	(16,151)	16,510	2,305

5. ACCOUNTS RECEIVABLE, NET

	As at		
	December 31, 2024 RMB	June 30, 2025 RMB (unaudited)	June 30, 2025 US$ (unaudited)
Accounts receivable	1,526,275	2,109,759	294,511
Allowance for credit losses	(57,612)	(91,409)	(12,760)
Accounts receivable, net	1,468,663	2,018,350	281,751

An aging analysis of the accounts receivable as at December 31, 2024 and June 30, 2025, based on the past due date and net of provisions, is as follows:

	As at		
	December 31, 2024 RMB	June 30, 2025 RMB (unaudited)	June 30, 2025 US$ (unaudited)
Not yet due	731,294	1,119,034	156,211
Within 3 months	351,924	458,730	64,036
Between 4 months and 6 months	216,083	218,242	30,465
Between 7 months and 1 year	113,034	151,970	21,214
More than 1 year	56,328	70,374	9,825
Accounts receivable, net	1,468,663	2,018,350	281,751

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

5.   ACCOUNTS RECEIVABLE, NET (Continued)

The movements of the allowance for credit losses were as follows:

	For the six months ended June 30		
	2024 *RMB* (unaudited)	**2025** ***RMB*** **(unaudited)**	**2025** ***US$*** **(unaudited)**
Balance at the beginning of the period	24,743	**57,612**	**8,042**
Provision for expected credit losses	203,104	**41,728**	**5,825**
Write-offs charged against the allowance*	(172,806)	**(7,931)**	**(1,107)**
Balance at end of the period	55,041	**91,409**	**12,760**

*   The decrease in write-off charged against the allowance for credit losses was mainly due to the Group's enhanced credit risk management for third-party customers and stricter customer selection.

6.   PREPAYMENTS AND OTHER ASSETS

	As at		
	December 31, 2024 *RMB*	**June 30,** **2025** ***RMB*** **(unaudited)**	**June 30,** **2025** ***US$*** **(unaudited)**
Current portion:			
Prepayments to suppliers	149,654	**138,607**	**19,349**
Contract costs*	136,222	**158,416**	**22,114**
Contract assets, net**	640,074	**676,797**	**94,477**
VAT prepayments	1,119,935	**1,102,075**	**153,844**
Interest receivable	948	**244**	**34**
Individual income tax receivable***	64,943	**13,379**	**1,868**
Others	121,298	**173,724**	**24,250**
	2,233,074	**2,263,242**	**315,936**
Non-current portion:			
Prepayments for electronic equipment****	415,462	**569,633**	**79,518**
Others	34,521	**47,146**	**6,582**
	449,983	**616,779**	**86,100**

*   The amount represents costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise cloud services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues. The impairment of contract costs were immaterial for the periods presented.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

6.   PREPAYMENTS AND OTHER ASSETS (Continued)

**   The amount represents the Group's rights to consideration for work completed in relation to its services performed but not billed at the end of respective periods. The increase in contract assets as of June 30, 2025 as compared to December 31, 2024 is a result of increase in revenue. The allowance for credit losses on contract assets were RMB62,738 and RMB59,290 (US$8,277) as of December 31, 2024 and June 30, 2025, respectively. The amounts charged to expenses for credit losses on contract assets were RMB15,032 and RMB3,448 (US$481) for the six months ended June 30, 2024 and June 30, 2025, respectively. Write-offs charged against the allowance were nil for the six months ended June 30, 2024 and June 30, 2025.

***   The amount represents amounts due from certain employees related to their individual income taxes arising from exercise and vesting of share-based awards.

****   The amount represents prepayments made to suppliers for the purchase of electronic equipment.

Except as disclosed separately, the expected credit loss allowance for the remaining financial assets included in prepayments and other assets were immaterial as of December 31, 2024 and June 30, 2025.

7.   ACCOUNTS PAYABLE

An aging analysis of the accounts payable as at December 31, 2024 and June 30, 2025, based on the invoice date, is as follows:

	As at		
	December 31, 2024 RMB	June 30, 2025 RMB (unaudited)	June 30, 2025 US$ (unaudited)
Within 3 months	643,848	687,473	95,968
Between 4 months and 1 year	509,386	623,691	87,064
More than 1 year	723,770	884,314	123,445
	1,877,004	2,195,478	306,477

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

8. ACCRUED EXPENSES AND OTHER LIABILITIES

	As at		
	December 31, 2024 RMB	June 30, 2025 RMB (unaudited)	June 30, 2025 US$ (unaudited)
Current portion:			
Customer advances*	248,937	**278,593**	**38,890**
Salary and welfare payable	798,269	**737,507**	**102,952**
Purchase of property and equipment	348,284	**353,465**	**49,342**
Accrued expenses	116,015	**98,274**	**13,719**
Other tax and surcharges payable	181,444	**141,371**	**19,735**
Deferred government grants**	243,247	**243,247**	**33,956**
Purchase consideration payable***	569,050	**512,987**	**71,610**
Payables for acquisition of non-controlling interests****	251,000	**119,992**	**16,751**
Finance lease liabilities*****	484,860	**1,371,673**	**191,478**
Individual income tax payable	64,508	**10,761**	**1,502**
Others	36,376	**98,284**	**13,718**
	3,341,990	**3,966,154**	**553,653**
Non-current portion:			
Deferred government grants**	3,051	**3,057**	**427**
Finance lease liabilities*****	697,101	**3,014,813**	**420,852**
Unrecognized tax benefit	52,696	**69,455**	**9,696**
Others	37,423	**15,696**	**2,190**
	790,271	**3,103,021**	**433,165**

* The amount represents contract liabilities for the rendering of services. The increase in customer advances as at June 30, 2025 is a result of the increase in consideration received from the Group's customers.

** The amount primarily represents government subsidies for constructions of a data center in mainland China.

*** On August 25, 2023, the Company entered into supplementary agreements (the "Supplementary Agreements") with the founder shareholders and certain non-founder selling shareholders of Camelot Technology, to adjust the settlement timing and method of the remaining outstanding purchase consideration. The purchase consideration payable as of June 30, 2025 in accordance with these Supplementary Agreements will be settled within one year.

**** In October 2022, the Company entered into share purchase agreements with the non-controlling shareholders of Camelot Technology to acquire an aggregate of 9.50% of equity interests in Camelot Technology for a total cash consideration of RMB456,000. The remaining purchase consideration installments will be settled within one year.

*****The increase in finance lease liabilities was primarily due to the acquirement of electronic equipments through finance lease arrangements during the period. The Group recognized right-of-use assets acquired under finance leases with a total amount of RMB3,468,131 (US$484,132) during the six month ended June 30, 2025, recorded as "Property and equipment, net".

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

9.   BORROWINGS

Third party borrowings

		As at	
	December 31, 2024 RMB	June 30, 2025 RMB (unaudited)	June 30, 2025 US$ (unaudited)
Current:			
Unsecured borrowings*	1,784,906	**2,502,278**	349,305
Secured borrowings**	440,859	**626,873**	87,508
	2,225,765	**3,129,151**	436,813
Non-current:			
Unsecured borrowings*	1,037,400	**1,396,490**	194,942
Secured borrowings**	623,184	**1,000,064**	139,604
	1,660,584	**2,396,554**	334,546
	3,886,349	**5,525,705**	771,359

*   All of the Group's unsecured borrowings were from well-known banks and financial institutions. As of December 31, 2024 and June 30, 2025, the Group had unsecured current borrowings with the weighted average interest rate of 3.19% and 3.03% respectively, which will be repayable within one year. As of December 31, 2024 and June 30, 2025, the Group had non-current borrowings with the weighted average interest rate of 3.16% and 3.08%, respectively, and maturity dates of those non-current borrowings ranged from 2026 to 2029.

**   During the six months ended June 30, 2025, the Group entered into several loan agreements with fixed annual interest rates ranging from 4.00% to 4.33% with multiple financial institutions. The non-current borrowings have maturity dates ranged from 2028 to 2029 and are secured by the Group's electronic equipment and certain receivables arising from specific revenue contracts.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group's unused facilities.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

9.   BORROWINGS (Continued)

Related party borrowings

	As at		
	December 31, 2024 *RMB*	**June 30, 2025** ***RMB*** **(unaudited)**	**June 30, 2025** ***US$*** **(unaudited)**
Current:			
Kingsoft Group – secured borrowings*	1,000,000	**1,000,000**	139,595
Xiaomi Group – secured borrowings**	363,080	**257,193**	35,903
Xiaomi Group – unsecured borrowings***	146,442	**–**	**–**
	1,509,522	**1,257,193**	175,498
Non-current:			
Xiaomi Group – secured borrowings**	309,612	**429,113**	**59,902**
	309,612	**429,113**	**59,902**
	1,819,134	**1,686,306**	**235,400**

*   The Group has entered a loan facility framework agreement with Kingsoft Corporation in December 2023, pursuant to which Kingsoft Corporation agreed to provide up to RMB1,500,000 loan facility to the Group during the period commencing from December 5, 2023 to December 31, 2025. The loan will be dedicated to support the Group's capital expenditure needs on electronic equipment procurement. As of June 30, 2025, the Group drew down RMB1,000,000 with fixed annual interest rate of 4.05% and the loan will be repayable in September 2025.

**   During 2024 and the six months ended June 30, 2025, the Group entered into several loan agreements with fixed annual interest rates of 6.70% with Xiaomi Group which are secured by the Group's electronic equipment.

***   In December 2024, the Group entered into supplier finance arrangement with Xiaomi Group with fixed annual interest rate of 6.00% which will be repayable in one year.

The Group's secured borrowings were secured by the Group's electronic equipment and certain receivables arising from multiple specific revenue contracts. As of December 31, 2024 and June 30, 2025, the carrying amount of the electronic equipment pledged was RMB2,177,992 and RMB2,098,922 (US$292,999), respectively. The amount of receivables pledged may up to RMB2,682,301 (US$374,435), and the carrying amount of receivables pledged was RMB537,386 (US$75,016) as of June 30, 2025.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

9. BORROWINGS (Continued)

As of June 30, 2025, the borrowings based on the contractual undiscounted principal payments will be repaid according to the following schedule:

	As at	
	June 30, 2025 *RMB* (unaudited)	June 30, 2025 *US$* (unaudited)
Remaining six months of 2025	3,958,570	552,595
2026	1,040,133	145,197
2027	701,529	97,930
2028	1,368,883	191,089
2029	136,639	19,074
	7,205,754	1,005,885

10. SHARE-BASED PAYMENTS

During the six months ended June 30, 2025, the Board of Directors approved the grants of 107,291,834 awards to employees under the 2021 Share Award Scheme. The share-based awards are accounted for as equity awards, and generally contain service vesting conditions and generally vest over a period from one to five years.

Fair value of share awards

The fair value of share awards was determined based on the market value of Company's shares at the grant date. The fair value of the share awards granted are as follows:

	For the six months ended June 30	
	2024 (unaudited)	**2025** **(unaudited)**
Fair value of share awards at grant dates	US$0.17- US$0.21	**US$0.71-** **US$1.09**

Share based compensation expense for the six months ended June 30, 2024 and 2025 was RMB149,244 and RMB251,467 (US$35,103), respectively.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

11. TAXATION

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Mainland China

The Group's mainland China entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the "EIT Law"), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise ("HNTE") are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group's mainland China entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor's disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise's jurisdiction of incorporation has a tax treaty or arrangements with mainland China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

	For the six months ended June 30		
	2024 *RMB* (unaudited)	**2025** ***RMB*** **(unaudited)**	**2025** ***US$*** **(unaudited)**
Mainland China	(658,911)	**(671,686)**	**(93,763)**
Non-Mainland China	(66,903)	**(89,703)**	**(12,521)**
	(725,814)	**(761,389)**	**(106,284)**

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

11. TAXATION (Continued)

Enterprise income tax (Continued)

The current and deferred components of income tax (benefit) expense appearing in the unaudited interim condensed consolidated statements of comprehensive loss are as follows:

	For the six months ended June 30		
	2024 RMB (unaudited)	2025 RMB (unaudited)	2025 US$ (unaudited)
Current income tax expense	25,584	31,977	4,464
Deferred income tax benefit	(34,064)	(20,393)	(2,847)
Income tax (benefit) expense	(8,480)	11,584	1,617

12. LOSS PER SHARE

Basic and diluted loss per share for the periods presented are calculated as follows:

	For the six months ended June 30		
	2024 RMB (unaudited)	2025 RMB (unaudited)	2025 US$ (unaudited)
Numerator:			
Net loss attributable to Kingsoft Cloud Holdings Limited	(712,586)	(771,391)	(107,680)
Denominator:			
Weighted average number of ordinary shares outstanding – basic and diluted	3,632,583,338	3,869,381,978	3,869,381,978
Basic and diluted loss per share	(0.20)	(0.20)	(0.03)

For the six months ended June 30, 2024 and 2025, the effects of unexercised options and unvested awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

13. RELATED PARTY TRANSACTIONS

a) Related Parties

Name of principal related parties	Relationship with the Group
Kingsoft Corporation Limited ("Kingsoft Corporation") and its subsidiaries ("Kingsoft Group")	Principal shareholder of the Company
Xiaomi Corporation and its subsidiaries ("Xiaomi Group")	Entities controlled by a director of the Company

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

13. RELATED PARTY TRANSACTIONS (Continued)

b) **The Group had the following related party transactions:**

	For the six months ended June 30		
	2024 *RMB* (unaudited)	**2025** ***RMB*** **(unaudited)**	**2025** ***US$*** **(unaudited)**
Revenues:			
Public cloud services provided to Xiaomi Group	490,133	**772,761**	**107,873**
Public cloud services provided to Kingsoft Group	136,596	**173,094**	**24,163**
Public cloud services provided to other related parties	232	**336**	**47**
Enterprise cloud services provided to Xiaomi Group	67,117	**171,315**	**23,915**
Enterprise cloud services provided to Kingsoft Group	7,996	**7,855**	**1,097**
Enterprise cloud services provided to other related parties	16	**–**	**–**
Other services provided to other related parties	291	**97**	**14**
	702,381	**1,125,458**	**157,109**
Purchase of devices from Xiaomi Group	33	**141**	**20**
Interest expense on loans due to Xiaomi Group	18,429	**24,553**	**3,427**
Interest expense on loans due to Kingsoft Group	20,425	**20,363**	**2,843**
Rental of building from Xiaomi Group*	19,400	**17,422**	**2,433**
Rental of office space and administrative services from Kingsoft Group	3,406	**7,195**	**1,004**
	61,693	**69,674**	**9,727**

* The Group entered into agreements to lease a building and office space from Xiaomi Group. As of December 31, 2024 and June 30, 2025, the related operating lease right-of-use assets amounted to RMB83,457 and RMB68,681 (US$9,587) and operating lease liabilities amounted to RMB91,841 and RMB63,562 (US$8,873), respectively.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

13. RELATED PARTY TRANSACTIONS (Continued)

c) **The Group had the following related party balances at the end of the periods:**

		As at	
	December 31, 2024 *RMB*	June 30, 2025 *RMB* (unaudited)	June 30, 2025 *US$* (unaudited)
Amounts due from related parties:			
Trade related:			
Xiaomi Group	285,656	**464,920**	**64,900**
Kingsoft Group	18,117	**108,708**	**15,176**
Other related parties	14,753	**13,693**	**1,911**
	318,526	**587,321**	**81,987**
Amounts due to related parties:			
Trade related:			
Kingsoft Group	1,258	**2,943**	**411**
Xiaomi Group*	26,676	**989,337**	**138,106**
Other related parties	14,284	**5,028**	**702**
Non-trade related**:			
Kingsoft Group	1,032,459	**1,032,348**	**144,110**
Xiaomi Group	819,134	**686,306**	**95,805**
	1,893,811	**2,715,962**	**379,134**

* The balance as of June 30, 2025 included RMB961,950 (US$134,283) advance received for public cloud services.

** The balance included related party borrowings as disclosed in Note 9.

All the balances with related parties except for the certain borrowings from Xiaomi Group and Kingsoft Group were unsecured. All outstanding balances except for borrowings from Xiaomi Group and Kingsoft Group as disclosed in Note 9 are repayable on demand unless otherwise disclosed. The credit losses for the amount due from related parties were immaterial for the periods presented.



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

14. COMMITMENTS AND CONTINGENCIES

Purchase commitments

On June 1, 2025, the Group entered into a non-cancelable one-year internet data center service agreements pursuant to which the Group has total contractual minimum purchase commitments amounting to RMB630,000 (US$87,945). As of June 30, 2025, the remaining purchase commitment is RMB576,101 (US$80,421).

Contingencies

The Group is currently not involved in legal or administrative proceedings that may have a material adverse impact on the Group's business, financial position or results of operations.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME

	RMB
Balance as of January 1, 2024	555,342
Foreign currency translation adjustments, net of tax of nil	20,243
Balance as of June 30, 2024 (unaudited)	575,585
Balance as of January 1, 2025	**566,900**
Foreign currency translation adjustments, net of tax of nil	**50,930**
Balance as of June 30, 2025 (unaudited)	**617,830**
Balance as of June 30, 2025, in US$ (unaudited)	**86,246**

There have been no reclassifications out of accumulated other comprehensive income to net loss for the periods presented.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

16. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited interim condensed financial statements is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRSs"). The effects of material differences between the unaudited interim condensed financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows:

| | For the six months ended June 30, 2024 | | | | | | |
| | | IFRSs adjustments | | | | | |
	Amounts under US GAAP RMB	Preferred Shares (Note (i)) RMB	Operating leases (Note (ii)) RMB	Equity investments (Note (iii)) RMB	Share-based compensation (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Amounts under IFRSs RMB
(Unaudited)							
Cost of revenues	(3,055,864)	–	1,899	–	2,885	–	(3,051,080)
Selling and marketing expenses	(242,460)	–	–	–	1,340	–	(241,120)
General and administrative expenses	(484,944)	–	2,072	–	16,695	–	(466,177)
Research and development expenses	(435,922)	–	–	–	(1,442)	–	(437,364)
Interest expense	(110,480)	–	(3,528)	–	–	–	(114,008)
Other loss, net/Share of profit and loss of joint ventures and associates	(16,036)	–	–	(8,309)	–	–	(24,345)
(Loss) income before income taxes	(725,814)	–	443	(8,309)	19,478	–	(714,202)
Net (loss) income	(717,334)	–	443	(8,309)	19,478	–	(705,722)
Net (loss) income attributable to ordinary shareholders	(712,586)	–	443	(8,309)	19,478	–	(700,974)
Other comprehensive income (loss) net of tax of nil							
– Foreign currency translation adjustments	20,174	–	(21)	–	–	–	20,153



NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

16. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

	Amounts under U.S. GAAP RMB	Preferred Shares (Note (i)) RMB	Operating leases (Note (ii)) RMB	Equity investments (Note (iii)) RMB	Share-based compensation (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Amounts under IFRSs RMB
			For the six months ended June 30, 2025				
				IFRSs adjustments			
(Unaudited)							
Cost of revenues	(3,662,041)	–	1,899	–	(1,510)	–	(3,661,652)
Selling and marketing expenses	(276,334)	–	–	–	(4,964)	–	(281,298)
General and administrative expenses	(521,562)	–	1,984	–	(13,291)	–	(532,869)
Research and development expenses	(420,455)	–	–	–	(8,378)	–	(428,833)
Interest expense	(207,566)	–	(2,734)	–	–	–	(210,300)
Other income (loss), net/Share of profit and loss of joint ventures and associates	4,864	–	–	(3,933)	–	–	931
(Loss) income before income taxes	(761,389)	–	1,149	(3,933)	(28,143)	–	(792,316)
Net (loss) income	(772,973)	–	1,149	(3,933)	(28,143)	–	(803,900)
Net (loss) income attributable to ordinary shareholders	(771,391)	–	1,149	(3,933)	(28,143)	–	(802,318)
Other comprehensive income net of tax of nil – Foreign currency translation adjustments	50,918	–	52	–	–	–	50,970

	Amounts under U.S. GAAP RMB	Preferred Shares (Note (i)) RMB	Operating leases (Note (ii)) RMB	Equity investments (Note (iii)) RMB	Share-based compensation (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Amounts under IFRSs RMB
			As at June 30, 2025				
				IFRSs adjustments			
(Unaudited)							
Property and equipment, net	8,251,958	–	1,085	–	–	–	8,253,043
Equity investments/Financial assets at fair value through profit or loss	231,586	–	–	(103,026)	–	–	128,560
Operating lease right-of-use assets	119,350	–	(11,388)	–	–	–	107,962
Total assets	24,829,707	–	(10,303)	(103,026)	–	–	24,716,378
Additional paid-in capital/Reserve	21,188,250	2,236,919	–	–	(16,306)	21,205	23,430,068
Accumulated deficit	(15,063,348)	(1,700,368)	(10,294)	(103,026)	16,306	(20,665)	(16,881,395)
Accumulated other comprehensive income (loss)	617,830	(536,551)	(9)	–	–	(540)	80,730
Total equity	7,059,586	–	(10,303)	(103,026)	–	–	6,946,257

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

16. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes:

(i)   Preferred Shares

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category for financial instruments that are not mandatorily redeemable in addition to the financial liability and permanent equity categories. The Company classified the convertible preferred shares and redeemable convertible preferred shares as mezzanine equity in the condensed consolidated balance sheets, net of issuance costs, and recognized accretion to the respective redemption value.

Under IFRSs, the redeemable convertible preferred shares are split and accounted for as follows: (i) financial liability stated at amortized cost for the host financial liability; (ii) derivative financial liability measured at fair value with changes in fair value through profit or loss for the conversion rights; and (iii) the residual amount recorded in equity.

Upon completion of the Company's IPO on NASDAQ in 2020, the redeemable convertible preferred shares were automatically converted into ordinary shares and reclassed from mezzanine-equity to ordinary shares and additional paid-in capital under U.S. GAAP. While under IFRSs, fair value change of liability portion of the redeemable convertible preferred shares was recorded in the accumulated deficit, resulting in the differences related to preferred shares between U.S. GAAP and IFRSs.

(ii)   Operating leases

Under U.S. GAAP, the Group adopted ASC 842 from January 1, 2020, while under IFRSs, the Group adopted IFRS 16 from January 1, 2019. Accordingly, the reconciliation represents timing difference in the operating leases to reflect the effect of adoption of IFRS 16 in the year ended December 31, 2019.

Under ASC 842, the Group remeasures lease liabilities for operating leases at the present value of the remaining lease payments, while right-of-use assets are remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term.

Under IFRS 16, the amortization of right-of-use assets is on a straight-line basis while interest expenses related to lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost, which would generally result in more expense recorded in the earlier years of the lease.

(iii) Equity investments

Equity investments primarily comprise of investments that are not in-substance common stock. Under U.S. GAAP, if such investments do not have readily determinable fair value and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Under IFRSs, investments over which the Group is in a position to exercise significant influence or has joint control are stated in the condensed consolidated balance sheets at the Group's share of net assets under the equity method of accounting, less any impairment losses.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

16. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes: (Continued)

(iv) Share-based compensation

Under U.S. GAAP, the Group elected to account for forfeitures as they occur.

Under IFRSs, the share-based compensation expenses for the share options and restricted share units that have satisfied the service condition are recorded with the likelihood of the conditions being met and assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest.

Under U.S. GAAP, the service inception date usually is the grant date, but may precede the grant date only if (1) an award is authorized, (2) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (3) either (a) the award's terms do not include a substantive future requisite service condition that exists at the grant date or (b) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.

Under IFRSs, the service inception date usually is the grant date, but may precede the grant date if services are received prior to the grant date. In this situation, the Group estimated the grant date fair value of the equity instruments to recognize the services received during the period between the service inception date and the grant date, and revised the earlier estimate once the grant date has been established so that the amounts recognized for services received are ultimately based on the grant date fair value of the equity instruments.

(v) Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds from the offering.

Under IFRSs, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and are allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in profit or loss.

17. DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2024 and 2025.

18. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date of issuance of the unaudited interim condensed consolidated financial statements and does not identify any events with material financial impact on the Company's unaudited interim condensed consolidated financial statements.

Definitions

"ADS(s)"	American Depositary Shares, each representing 15 Shares
"Additional ADS(s)"	the ADSs issuable pursuant to the exercise of the Option
"Audit Committee"	the audit committee of the Board
"Award"	the restricted share units, share options or other type of shares or other types of awards or benefits authorized to be granted under the share schemes of the Company, as the case maybe
"AGM"	the annual general meeting held on June 9, 2025
"AGM Circular"	the annual general meeting circular of the Company dated May 9, 2025
"Board"	the board of Directors
"Camelot"	Camelot Employee Scheme INC. (subsequently merged with and into the Group pursuant to the Camelot Merger Agreement)
"Camelot Aggregate Outstanding Consideration"	(a) the holdback shares in the approximate USD equivalent amount of RMB180 million, (b) the cash portion of the second tranche of the Camelot consideration in the approximate USD equivalent amount of RMB260.9 million, and (c) the share portion of the second tranche of the Camelot consideration in the approximate USD equivalent amount of RMB782.6 million would have been settled on June 30, 2023
"Camelot Merger Agreement"	an agreement and plan of merger dated July 31, 2021 entered into by and among our Company, Camelot, Yiming Ma, Heidi Chou, Benefit Overseas Limited and Dreams Power Ltd.
"Chief Executive Officer" or "CEO"	the chief executive officer of our Company
"Company", "our Company" or "the Company"	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012
"Compensation Committee"	the compensation committee of the Board



Definitions

"Consolidated Affiliated Entity(ies)"	entities the Group control wholly or partly through the contractual arrangements, the financial results of which are consolidated into our unaudited interim condensed consolidated financial statements as if they were our subsidiaries
"controlling shareholder"	has the meaning ascribed to it under the Hong Kong Listing Rules
"Corporate Governance Code"	The Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"Director(s)"	the director(s) of the Company
"Depositary"	The Bank of New York Mellon, the depositary for our ADSs program
"Firm ADS(s)"	the ADSs to be issued pursuant to the Underwriting Agreement
"GAAP"	generally accepted accounting principles
"General Mandate"	the general mandate granted to the Directors by an ordinary resolution passed by the Shareholders at the annual general meeting of the Company held on June 28, 2024, pursuant to which the Company has been authorised to allot, issue and deal with additional Ordinary Shares and/or ADSs, not exceeding 20% of the then issued share capital of the Company as at the date of passing such resolution

Definitions

"Group", "our Group", "we" or "us"	our Company, its subsidiaries and the Consolidated Affiliated Entities from time to time or, where the context so requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Listing"	the listing of the Shares on the Main Board of the Hong Kong Stock Exchange
"Hong Kong Listing Date"	December 30, 2022, the date on which the Shares were listed and on which dealings in the Shares were to be first permitted to take place on the Hong Kong Stock Exchange
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Kingsoft Corporation"	Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on the Stock Exchange (stock code: 03888), and the controlling shareholder of the Company within the meaning of the Hong Kong Listing Rules
"Kingsoft Group"	Kingsoft Corporation and its subsidiaries (excluding the Group)
"Latest Practicable Date"	September 16, 2025, being the latest practicable date prior to the bulk printing and publication of this interim report
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules
"Nasdaq"	the Nasdaq Global Select Market
"Nomination Committee"	the nomination committee of the Board
"Offering"	the offering of (i) Firm ADSs in the United States; and (ii) Offer Shares in Hong Kong, by the Company
"Offer Shares"	the Shares to be issued pursuant to the Underwriting Agreement

Definitions

"Option"	a 30-day option granted to the Underwriters by the Company in connection with the Offering
"R&D"	research and development
"Reporting Period"	the six months ended June 30, 2025
"RMB"	Renminbi, the lawful currency of China
"RSU(s)"	restricted Share unit(s)
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each
"Specific Mandate"	the specific mandate to be granted by the Independent Shareholders at the annual general meeting held on June 9, 2025 to allot and issue the Subscription Shares
"Stock Exchange" or "Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it in the Hong Kong Listing Rules
"Subscription"	the subscription of the Subscription Shares by Kingsoft Corporation pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement entered into between the Company and Kingsoft Corporation dated April 16, 2025 in respect of the Subscription
"Subscription Shares"	the Shares to be subscribed by Kingsoft Corporation
"United States", "U.S." or "US"	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"Underwriters"	Morgan Stanley Asia Limited, Goldman Sachs (Asia) L.L.C., China International Capital Corporation Hong Kong Securities Limited, Deutsche Bank AG, Hong Kong Branch, The Hongkong and Shanghai Banking Corporation Limited, and Merrill Lynch (Asia Pacific) Limited
"Underwriting Agreement"	the underwriting agreement dated April 16, 2025 (Hong Kong time) entered into between the Company and the Underwriters in relation to the Offering

Definitions

"USD", "US dollars", "U.S. dollars" or "US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	generally accepted accounting principles in the United States of America
"Xiaomi"	Xiaomi Corporation, an exempted limited liability company incorporated in the Cayman Islands on January 5, 2010, with its shares listed on the Stock Exchange (stock code: 1810), our substantial shareholder
"Xiaomi Group"	Xiaomi Corporation, its subsidiaries and consolidated affiliated entities
"%"	per cent

